SEC Registration Nos.
811-3591 and 2-80154

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

Post-Effective Amendment No. 48           XX

and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT ACT OF 1940

Amendment No. __                                   XX

Calvert Variable Series, Inc.
(Exact Name of Registrant as Specified in Charter)

4550 Montgomery Avenue
Bethesda, Maryland 20814
(Address of Principal Executive Offices)

Registrant's Telephone Number: (301) 951-4800

William M. Tartikoff
4550 Montgomery Avenue
Bethesda, Maryland 20814
(Name and Address of Agent for Service)

It is proposed that this filing will become effective

__ Immediately upon filing pursuant to paragraph (b)	__ on (date) pursuant to paragraph (b)
XX 75 days after filing pursuant to paragraph (a) of Rule 485.	__ on (date) pursuant to paragraph (a)

AMERITAS CORE STRATEGIES PORTFOLIO

PROSPECTUS

September 4, 2003

About the Portfolio

2	Investment Objective and Strategies
5	Prior Performance
6	Fees and Expenses
8	Investment Practices and Risks

About Your Investment

12	The Fund and Its Management
13	Purchase, Exchange and Redemption of Shares
14	Dividends and Distributions
15	Taxes

These securities have not been approved or disapproved by the Securities and Exchange Commission (SEC) or any State Securities Commission, nor has the SEC or any State Securities Commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Advisor:	Subadvisor:
Ameritas Investment Corp.	Thornburg Investment Management, Inc.

Objective

The Ameritas Core Strategies Portfolio seeks long-term capital appreciation by investing in equity and debt securities of all types. The secondary, nonfundamental goal of the Portfolio is to seek some current income. The objective may be changed by the Fund’s Board of Directors without shareholder approval.

Principal Investment Strategies

Under normal market conditions, the Portfolio expects to invest primarily in domestic equity securities (primarily common stocks) selected on a value basis. However, the Portfolio may own a variety of securities, including foreign equity and debt securities, domestic debt securities and securities, which in the opinion of the Subadvisor offer prospects for meeting the Portfolio’s investment goals.

The Subadvisor intends to invest on an opportunistic basis, where it believes there is intrinsic value. The Portfolio’s principal focus will be on traditional or “basic” value stocks. However, the Portfolio may include stocks that in the Subadvisor’s opinion provide value in a broader or different context. The relative proportions of these different types of securities will vary over time. The Portfolio ordinarily invests in stocks that may be depressed or reflect unfavorable market perceptions of company or industry fundamentals. The Portfolio may invest in companies of any size, but invests primarily in the large and middle range of public company market capitalizations. The Subadvisor anticipates that the Portfolio ordinarily will have a weighted average dividend yield, before Portfolio expense, that is higher than the yield of the Standard & Poor’s Composite Index of 500 Stocks.

The Subadvisor primarily uses individual company and industry analysis to make investment decisions. Value, for purposes of the Portfolio’s selection criteria, relates both to current and to projected measures. Among the specific factors considered by the Subadvisor in identifying undervalued securities for inclusion in the Portfolio are:

o price/earnings ratio	o undervalued assets
o price to book value	o relative earnings Strategies potential
o price/cash flow ratio	o industry Strategies potential
o debt/capital ration	o industry leadership
o dividend yield	o dividend Strategies potential
o dividend history	o franchise value
o security and consistency	o potential for favorable
of revenue stream	developments

The Portfolio typically makes equity investments in the following three types of companies, in varying proportions:

Basic Value companies, which, in the Subadvisor’s opinion, are financially sound companies with well established businesses whose stock is selling at low valuations relative to the companies’ net assets or potential earning power.

Consistent Earner companies when they are selling at valuations below historic norms. Stocks in this category generally sell at premium valuations and sometimes at discount valuations. Generally, they show steady earnings and dividend strategies.

Emerging Franchises are rapidly growing companies that in the Subadvisor’s opinion are in the process of establishing a leading position in a product, service or market, and which the Subadvisor expects will grow, or continue to grow, at an above average rate. Under normal conditions, the proportion of the Portfolio invested in companies of this type will be less than the proportions of the Portfolio invested in basic value or consistent strategies companies.

The Portfolio selects foreign securities issued by companies domiciled in countries whose currencies are freely convertible into U.S. dollars, or in companies in other countries whose business is conducted primarily in U.S. dollars (which could include developing counties).

Debt securities will be considered for investment when the Subadvisor believes them to be more attractive than equity alternatives. The Portfolio may purchase debt securities of any maturity and of any quality.

Principal Risks

You could lose money on your investment in the Portfolio, or the Portfolio could underperform for any of the following reasons:

  The market prices of stocks or debt securities decline.
  The individual stocks and debt securities in the Portfolio do not perform as well as expected, and/or the Portfolio's management practices might not work to achieve their desired result.
  Investments in debt securities can lose value when interest rates rise. The longer the maturity of a debt security, the greater the impact a change in interest rates could have on the security's price.
  "Value" stocks tend to be inexpensive relative to their earnings or assets compared to other types of stocks. However, "value" stocks can continue to be inexpensive for long periods of time and may not ever realize their full value.
  "Emerging franchise" or "Emerging growth" stocks tend to be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies. Emerging growth companies are often dependent on management by one or a few key individuals, have shares that suffer above-average price declines after disappointing earnings reports and have limited product lines, markets and financial resources.
  Large cap companies tend to go in and out of favor based on market and economic conditions. Large cap companies tend to be less volatile than companies with smaller market capitalizations, but the value of large cap company securities may not rise as much as the value of smaller cap company securities.
  Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject, the potential for foreign markets to be less liquid than U.S. markets and the currency risk associated with securities that trade in currencies other than the U.S. dollar.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Prior Performance of Accounting Survivor

Pursuant to the reorganization of the Ameritas Emerging Growth Portfolio, Ameritas Research Portfolio, and Ameritas Growth With Income Portfolio into the Ameritas Core Strategies Portfolio, the Ameritas Emerging Growth Portfolio was identified as the accounting survivor. Accordingly, the historical performance of the Ameritas Emerging Growth Portfolio transfers to the Ameritas Core Strategies Portfolio. The following discussion presents the historical performance data of the Ameritas Emerging Growth Portfolio.

The bar chart and table below show the Ameritas Emerging Growth Portfolio’s annual returns and its long-term performance. The chart shows how the performance has varied from year to year and provides an indication of the risk of investing in the Portfolio. The table compares the Portfolio’s performance over time to that of the Russell 3000 Growth Index, as well as the S&P 500 Index. These are widely recognized, unmanaged index of common stock prices. The Portfolio’s past performance does not necessarily indicate how the Portfolio will perform in the future. The returns shown do not reflect fees and charges imposed under the variable annuity and life insurance contracts through which an investment may be made. If these fees and charges were included, they would reduce these returns.

   Year-by-Year Total Return

Best Quarter (of periods shown)	Q4 `01 22.32%
Worst Quarter (of periods shown)	Q3 `01 (29.19%)

Average Annual Total Returns (for the periods ended 12.31.02)

	1 year	Since Inception (11/1/99)	Since Inception (Month End)*
Ameritas Emerging Growth	(34.32%)	(50.18%)	(23.67%)
Russell 3000 Growth Index Total Return	(28.03%)	N/A	(20.26%)
S&P 500 Index Monthly Reinvested	(22.09%)	N/A	(12.57%)

* The month end date of 11/30/99 is used for comparison purposes only, actual Portfolio inception is 11/1/99.

Fees and Expenses

The table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Shareholder fees are paid directly from your account; annual fund operating expenses are deducted from Portfolio assets. Policy and contract charges applicable to assets allocated to the Separate Account are not reflected.

Shareholder Fees (fees paid directly from your investment) Annual Fund Operating Expenses1 (expenses that are deducted from Portfolio assets)

Management Fees	0.80%
Other Expenses	0.34%
Total Fund Operating Expenses	1.14%
Fee waiver and/or expense reimbursement[2]	0.19%
Net annual fund operating expenses	0.95%

1 Expenses are based on estimates for the Portfolio’s current fiscal year, unless otherwise noted. Management fees include the administrative fee paid by the Portfolio to Calvert Administrative Services Company.

2 AIC has agreed to limit net annual fund operating expenses through December 31, 2005. The contractual expense cap is shown as “Net expenses”; this is the maximum amount of operating expenses that may be charged through December 31, 2005. For purposes of this limit, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, taxes, and capital items.

Example

This Example is intended to help you compare the cost of investing in a Fund with the cost of investing in other mutual funds. The example assumes that:

You invest $10,000 in the Portfolio for the time periods indicated; Your investment has a 5% return each year; You redeem all shares at the end of the periods; and The Portfolio’s operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Number of Years Investment is Held
1 Year	3 Years	5 Years	10 Years
$97	$303	$570	$1,332

Investment Practices and Risks

The most concise description of the Portfolio’s principal investment strategies and associated risks is under the risk-return summary. The Portfolio is also permitted to invest in certain other investments and to use certain investment techniques that have higher risks associated with them. On the following pages are brief descriptions of the investments and techniques, summarized earlier, along with certain additional investment techniques and their risks.

For each of the investment practices listed, the table below shows the Portfolio’s limitations as a percentage of its assets and the principal types of risk involved. (See the pages following the table for a description of the types of risks). Numbers in this table show maximum allowable amount only; for actual usage, consult the Portfolio’s annual/semi-annual reports.

Key to the Table

J	Portfolio currently uses as a principal investment practice
q	Permitted, but not typically used as a principal investment practice (% of assets allowable, if restricted)
8	Not permitted
xN	Allowed up to x% of Portfolio's net assets
xT	Allowed up to x% of Portfolio's total assets
N/A	Not applicable to this type of portfolio

Investment Practices

Active trading strategy/Turnover. Involves selling a security soon after purchase. An active trading strategy causes a Portfolio to have higher portfolio turnover compared to other Portfolios and higher transaction costs, such as commissions and custodian and settlement fees, and may increase a Portfolio’s tax liability. Risks: Opportunity, Market and Transaction.

Temporary defensive positions. During adverse market, economic or political conditions, the Portfolio may depart from its principal investment strategies by increasing its investment in U.S. government securities and other short-term interest-bearing securities. During times of any temporary defensive positions, a Portfolio may not be able to achieve its investment objective.

Risks: Opportunity.

   q

   q

Conventional securities

Stocks in General

The Portfolio is subject to stock market risk. Stock prices overall may decline over short or even long periods. The Portfolio is also subject to investment style risk, which is the chance that returns from the type of stocks it purchases (large-cap, mid-cap, etc.) will trail returns from other asset classes or the overall stock market. Each type of stock tends to go through cycles of doing better or worse than the stock market in general. Finally, individual stocks may lose value for a variety of reasons, even when the overall stock market has increased. Risks: Market.

Foreign securities. Securities issued by companies located outside the U.S. and/or traded primarily on a foreign exchange. Risks: Market, Currency, Transaction, Liquidity, Information and Political.

Emerging market. Securities issued by companies located in those countries whose economies and capital markets are not as developed as those of more industrialized nations. Risks: Market, Currency, Transaction, Liquidity, Information and Political.

Small cap stocks. Investing in small companies involves greater risk than with more established companies. Small cap stock prices are more volatile and the companies often have limited product lines, markets, financial resources, and management experience. Risks: Market, Liquidity and Information.

Investment grade bonds. Bonds rated BBB/Baa or higher or comparable unrated bonds. Risks: Interest Rate, Market and Credit.

Below-investment grade bonds. Bonds rated below BBB/Baa or comparable unrated bonds are considered junk bonds. They are subject to greater credit risk than investment grade bonds. Risks: Credit, Market, Interest Rate, Liquidity and Information.

Unrated debt securities. Bonds that have not been rated by a recognized rating agency; the Advisor has determined the credit quality based on its own research. Risks: Credit, Market, Interest Rate, Liquidity and Information.

Illiquid securities. Securities which cannot be readily sold because there is no active market. Risks: Liquidity, Market and Transaction.

   J

   q

   q

   q

   q

   q

   q

   10N

Unleveraged derivative securities

Asset-backed securities. Securities are backed by unsecured debt, such as credit card debt. These securities are often guaranteed or over-collateralized to enhance their credit quality. Risks: Credit, Interest Rate and Liquidity.

Mortgage-backed securities. Securities are backed by pools of mortgages, including passthrough certificates, and other senior classes of collateralized mortgage obligations (CMOs). Risks: Credit, Extension, Prepayment, Liquidity and Interest Rate.

Participation interests. Securities representing an interest in another security or in bank loans. Risks: Credit, Interest Rate and Liquidity.

Leveraged derivative instruments

Currency contracts. Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a specified price and future date. Risks: Currency, Leverage, Correlation, Liquidity and Opportunity.

Options on securities and indices. Contracts giving the holder the right but not the obligation to purchase or sell a security (or the cash value, in the case of an option on an index) at a specified price within a specified time. In the case of selling (writing) options, the Portfolios will write call options only if they already own the security (if it is “covered”). Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity, Credit and Opportunity.

Futures contract. Agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a specific future date. Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity and Opportunity.

Structured securities. Indexed and/or leveraged mortgage-backed and other debt securities, including principal-only and interest-only securities, leveraged floating rate securities, and others. These securities tend to be highly sensitive to interest rate movements and their performance may not correlate to these movements in a conventional fashion. Risks: Credit, Interest Rate, Extension, Prepayment, Market, Leverage, Liquidity and Correlation.

The Portfolio has additional investment policies and restrictions (for example, repurchase agreements, real estate investment trusts, borrowing, pledging, reverse repurchase agreements, securities lending, when-issued securities, and short sales.) These policies and restrictions are discussed in the Statement of Additional Information (“SAI”).

   8

   8

   8

   q

   q

   q

   8

Types of Investment Risk

Correlation risk

This occurs when a Portfolio “hedges”- uses one investment to offset the Portfolio’s position in another. If the two investments do not behave in relation to one another the way Portfolio managers expect them to, then unexpected or undesired results may occur. For example, a hedge may eliminate or reduce gains as well as offset losses.

Credit risk

The risk that the issuer of a security or the counterparty to an investment contract may default or become unable to pay its obligations when due.

Currency risk

Currency risk occurs when a Portfolio buys, sells or holds a security denominated in foreign currency. Foreign currencies “float” in value against the U.S. dollar. Adverse changes in foreign currency values can cause investment losses when a Portfolio’s investments are converted to U.S. dollars.

Extension risk

The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security’s value.

Information risk

The risk that information about a security or issuer or the market might not be available, complete, accurate or comparable.

Interest rate risk

The risk that changes in interest rates will adversely affect the value of an investor’s securities. When interest rates rise, the value of fixed-income securities will generally fall. Conversely, a drop in interest rates will generally cause an increase in the value of fixed-income securities. Longer-term securities and zero coupon/“stripped” coupon securities (“strips”) are subject to greater interest rate risk.

Leverage risk

The risk that occurs in some securities or techniques which tend to magnify the effect of small changes in an index or a market. This can result in a loss that exceeds the amount actually invested.

Liquidity risk

The risk that occurs when investments cannot be readily sold. A Portfolio may have to accept a less-than-desirable price to complete the sale of an illiquid security or may not be able to sell it at all.

Management risk

The risk that a Portfolio’s portfolio management practices might not work to achieve their desired result.

Market risk

The risk that securities prices in a market, a sector or an industry will fluctuate, and that such movements might reduce an investment’s value.

Opportunity risk

The risk of missing out on an investment opportunity because the assets needed to take advantage of it are committed to less advantageous investments or strategies.

Political risk

The risk that may occur with foreign investments, and means that the value of an investment may be adversely affected by nationalization, taxation, war, government instability or other economic or political actions or factors.

Prepayment risk

The risk that unanticipated prepayments may occur, reducing the value of a mortgage-backed security. The Portfolio must then reinvest those assets at the current, market rate which may be lower.

Transaction risk

The risk that a Portfolio may be delayed or unable to settle a transaction or that commissions and settlement expenses may be higher than usual.

The Fund and Its Management

About Ameritas Investment Corp.

Ameritas Investment Corp. (“AIC”) (5900 “O” Street, 4th Floor, Lincoln, Nebraska 68510-1889) serves as the investment advisor of the Portfolio pursuant to an Investment Advisory Agreement with the Fund. AIC is registered as an investment advisor under the Investment Advisors Act of 1940 and also is registered as a broker dealer under the Securities Exchange Act of 1934. AIC serves as the underwriter of variable products issued by its affiliates, Ameritas Variable Life Insurance Company and Ameritas Life Insurance Corp.

AIC serves as the overall investment manager of the Portfolio, authorized to exercise full investment discretion and make all determinations with respect to the investment of the assets of the Portfolio, but has, at its own cost and expense, retained a subadvisor to provide day-to-day portfolio management for the Portfolio.

Subadvisor and Portfolio Manager

Thornburg Investment Management, Inc. (“Thornburg”) (119 East Marcy Street, Suite 202, Santa Fe, NM 87501) serves as the investment subadvisor to the Portfolio. AIC has retained Thornburg as Subadvisor for the Portfolio. Thornburg is a limited partnership, which consists of eleven limited partners, with Garrett Thornburg maintaining the controlling interest, and serving as the Chairman. It receives a subadvisory fee, paid by the Advisor, of 0.40% of the first $50 million of the Portfolio’s average daily net assets, 0.30% of the next $100 million and 0.20% of the Portfolio’s average daily net assets exceeding $150 million.

The Portfolio is managed by William V. Fries, a Managing Director of Thornburg. Before joining Thornburg in May 1995, Mr. Fries managed equity mutual funds for 16 years with another mutual fund management company. Mr. Fries is assisted by other employees of Thornburg.

The Portfolio has obtained an exemptive order from the Securities and Exchange Commission to permit the Fund, pursuant to approval by the Board of Directors, to enter into and materially amend contracts with the Portfolio’s Subadvisor without shareholder approval. See “Investment Advisor and Subadvisors” in the SAI for further details.

Advisory Fees

For fiscal year 2003, AIC is entitled to receive from the Portfolio an advisory fee of 0.75% of the average daily net assets of the Portfolio.

Purchase, Exchange and Redemption of Shares

The Fund offers its shares, without sales charge, only for purchase by insurance companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Fund are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policy owners of any Insurance Company. The Fund’s Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

The Insurance Companies redeem shares of the Portfolio to make benefit and surrender payments under the terms of the Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New York Stock Exchange is open), and are effected at the Portfolio’s net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, but in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the Investment Company Act of 1940. The amount received upon redemption of the shares of the Fund may be more or less than the amount paid for the shares, depending upon the fluctuations in the market value of the assets owned by the Fund. The Fund redeems all full and fractional shares of the Portfolio for cash. The redemption price is the net asset value per share. The net asset value of the shares of the Portfolio is calculated as of the close of each business day, which coincides with the closing of the regular session of the New York Stock Exchange (“NYSE”) (normally 4 p.m. ET), and at such other times as may be necessary or appropriate. The Portfolio is open for business each day the NYSE is open.

Securities held by the Portfolio are valued at their market value if market quotations are readily available. Otherwise, such securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board. All money market instruments are valued on an amortized cost basis. Foreign securities are valued based on quotations from the principal market in which such securities are normally traded. If events occur after the close of the principal market in which foreign securities are traded, and before the close of business of the Fund, that are expected to materially affect the value of those securities, then they are valued at their fair value taking these events into account. The Portfolio holds securities that are primarily listed on foreign exchanges that trade on days when the NYSE is closed. The Portfolio does not price shares on days when the NYSE is closed, even if foreign markets may be open. As a result, the value of the Portfolio shares may change on days when you will not be able to buy or sell your shares.

Exchange requests will not be accepted on any day when Calvert is open but the Fund’s custodian bank is closed (e.g., Columbus Day and Veteran’s Day); these exchange requests will be processed the next day the Fund’s custodian bank is open.

The Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of the Fund; or withdraw all or any part of the offering made by this prospectus. To protect the interests of investors, the Fund and the distributor may reject any order considered market-timing activity.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days’ written notice.

Dividends and Distributions

It is the Fund’s intention to distribute substantially all of the net investment income, if any, of the Portfolio. For dividend purposes, net investment income of the Portfolio consists of all payments of dividends or interest received by the Portfolio, less estimated expenses. All net realized capital gains, if any, of the Portfolio are declared and distributed periodically, no less frequently than annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

Taxes

As a “regulated investment company” under the provisions of Subchapter M of the Internal Revenue Code, as amended, the Fund is not subject to federal income tax, nor to the federal excise tax imposed by the Tax Reform Act of 1986, to the extent that it distributes its net investment income and realized capital gains. Since the only shareholders of the Portfolio are the Insurance Companies, no discussion is included herein as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

The Fund intends to comply with the diversification requirements of section 817(h) of the Code relating to the tax-deferred status of variable accounts that are based on insurance company separate accounts. In order for the separate accounts to comply with regulations under Section 817(h) of the Code, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For purposes of this test all securities of the same issuer are treated as a single investment and each government agency or instrumentality shall be treated as a separate issuer.

Since the only shareholders of the Fund are the Insurance Companies, no discussion is included herein as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the policies.

For investors who want more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports: Additional information about the Portfolio’s investments is available in the Portfolio’s Annual and Semi-Annual reports to shareholders. In the annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Portfolio’s performance during the last fiscal year.

Statement of Additional Information (SAI): The SAI for the Fund provides more detailed information about the Portfolios and is incorporated into this prospectus by reference.

You can get free copies of reports and the SAI, request other information and discuss your questions about the Ameritas Portfolios by contacting your broker, or the Fund at:

Ameritas Investment Corp.5900
“O” StreetLincoln,
Nebraska 68510-1889Telephone:
1-800-335-9858

Ameritas Web-Site Address: http://www.ameritas.com

You can review information about the Fund at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR database on the Commission’s Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Section of the Commission, Washington, D.C. 20549-0102.

Investment Company Act File No.: 811-3591

CALVERT VARIABLE SERIES, INC.

Ameritas Income &Growth Portfolio
Ameritas Growth Portfolio
Ameritas Small Capitalization Portfolio
Ameritas MidCap Growth Portfolio
Ameritas Index 500 Portfolio
Ameritas Money Market Portfolio
Ameritas Select Portfolio
Ameritas Small Company Equity Portfolio
Ameritas Core Strategies Portfolio

Statement of Additional Information
September 4, 2003

        This Statement of Additional Information (“SAI”) is not a prospectus. Investors should read the Statement of Additional Information in conjunction with the Fund’s Prospectuses dated April 30, 2003, as revised September 4, 2003. The Fund’s audited financial statements, included in its most recent Annual Report to Shareholders, are expressly incorporated by reference, and made a part of this SAI. The prospectus and the most recent shareholder report may be obtained free of charge by calling 1-800-335-9858 or by writing the Fund at 5900 “O” Street, Lincoln, Nebraska 68510-1889.

TABLE OF CONTENTS
Investment Policies and Risks	2
Investment Restrictions	10
Purchase and Redemption of Shares	17
Net Asset Value	17
Taxes	18
Calculation of Yield and Total Return	19
Directors and Officers	20
Investment Advisor and Subadvisors	23
Administrative Services Agent	26
Transfer and Shareholder Servicing Agent	26
Independent Auditors and Custodians	26
Method of Distribution	27
Portfolio Transactions	27
Personal Securities Transactions	29
General Information	29
Control Persons and Principal Holders of Securities	29
Appendix	33

INVESTMENT POLICIES AND RISKS

         The Ameritas Portfolios of Calvert Variable Series, Inc. (“the Fund”) offer investors the opportunity to invest in several professionally managed securities portfolios which offer the opportunity for growth of capital or current income. The Ameritas Portfolios offer investors a choice of nine separate portfolios: Income & Growth, Growth, Small Capitalization, MidCap Growth, Index 500, Money Market, Select, Small Company Equity, and Core Strategies Portfolios.

Foreign Securities (Not applicable to the Index 500 and Money Market Portfolios)

         Investments in foreign securities may present risks not typically involved in domestic investments. The Fund may purchase foreign securities directly, on foreign markets, or those represented by American Depositary Receipts (“ADRs”), or other receipts evidencing ownership of foreign securities, such as International Depository Receipts and Global Depositary Receipts. ADRs are U.S. dollar-denominated and traded in the U.S. on exchanges or over the counter. By investing in ADRs rather than directly in foreign issuers’ stock, the Fund may possibly avoid some currency and some liquidity risks. The information available for ADRs is subject to the more uniform and more exacting accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded.

        Additional costs may be incurred in connection with international investment since foreign brokerage commissions and the custodial costs associated with maintaining foreign portfolio securities are generally higher than in the United States. Fee expense may also be incurred on currency exchanges when the Fund changes investments from one country to another or converts foreign securities holdings into U.S. dollars.

        United States Government policies have at times, in the past, through imposition of interest equalization taxes and other restrictions, discouraged certain investments abroad by United States investors.

        Investing in emerging markets in particular, those countries whose economies and capital markets are not as developed as those of more industrialized nations, carries its own special risks. Among other risks, the economies of such countries may be affected to a greater extent than in other countries by price fluctuations of a single commodity, by severe cyclical climactic conditions, lack of significant history in operating under a market-oriented economy, or by political instability, including risk of expropriation.

        In determining the appropriate distribution of investments among various countries and geographic regions, the Subadvisor ordinarily will consider the following factors: prospects for relative economic growth among foreign countries; expected levels of inflation; relative price levels of the various capital markets; government policies influencing business conditions; the outlook for currency relationships and the range of individual investment opportunities available to the global investor.

        Since investments in securities of issuers domiciled in foreign countries usually involve currencies of the foreign countries, and since the Fund may temporarily hold funds in foreign currencies during the completion of investment programs, the value of the assets of the Fund as measured in United States dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations. For example, if the value of the foreign currency in which a security is denominated increases or declines in relation to the value of the U.S. dollar, the value of the security in U.S. dollars will increase or decline correspondingly. The Fund will conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign exchange market, or through entering into forward contracts to purchase or sell foreign currencies. A forward foreign currency contract involves an obligation to purchase or sell a specific currency at a future date which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large, commercial banks) and their customers. A forward foreign currency contract generally has no deposit requirement, and no commissions are charged at any stage for trades.

        A Portfolio may enter into forward foreign currency contracts for two reasons. First, the Portfolio may desire to preserve the United States dollar price of a security when it enters into a contract for the purchase or sale of a security denominated in a foreign currency. A Portfolio may be able to protect itself against possible losses resulting from changes in the relationship between the United States dollar and foreign currencies during the period between the date the security is purchased or sold and the date on which payment is made or received by entering into a forward contract for the purchase or sale, for a fixed amount of dollars, of the amount of the foreign currency involved in the underlying security transactions.

        Second, when the Advisor or Subadvisor believes that the currency of a particular foreign country may suffer a substantial decline against the United States dollar, a Portfolio may enter into a forward foreign currency contract to sell, for a fixed amount of dollars, the amount of foreign currency approximating the value of some or all of the portfolio securities denominated in such foreign currency. The precise matching of the forward foreign currency contract amounts and the value of the portfolio securities involved will not generally be possible since the future value of the securities will change as a consequence of market movements between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movement is difficult, and the successful execution of this short-term hedging strategy is uncertain. Although forward foreign currency contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain which might result should the value of such currency increase. The Portfolios do not intend to enter into such forward contracts under this circumstance on a regular or continuous basis.

FOREIGN MONEY MARKET INSTRUMENTS

         The Money Market Portfolio may invest without limitation in money market instruments of banks, whether foreign or domestic, including obligations of U.S. branches of foreign banks (“Yankee” instruments) and obligations of foreign branches of U.S. banks (“Eurodollar” instruments). All such instruments must be high-quality, U.S. dollar-denominated obligations. It is an operating (i.e., nonfundamental) policy of the Money Market Portfolio that it may invest only in foreign money market instruments if they are of comparable quality to the obligations of domestic banks. Although these instruments are not subject to foreign currency risk since they are U.S. dollar-denominated, investments in foreign money market instruments may involve risks that are different than investments in securities of U.S. issuers. See “Foreign Securities” above.

SMALL CAP ISSUERS

        The securities of small cap issuers may be less actively traded than the securities of larger issuers, may trade in a more limited volume, and may change in value more abruptly than securities of larger companies. Information concerning these securities may not be readily available so that the companies may be less actively followed by stock analysts. Small-cap issuers do not usually participate in market rallies to the same extent as more widely known securities, and they tend to have a relatively higher percentage of insider ownership.

        Investing in smaller, new issuers generally involves greater risk than investing in larger, established issuers. Companies in which the Portfolio is likely to invest may have limited product lines, markets, or financial resources and may lack management depth. The securities in such companies may also have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.

TEMPORARY DEFENSIVE POSITIONS

        For temporary defensive purposes — which may include a lack of adequate purchase candidates or an unfavorable market environment — the Fund may invest in cash or cash equivalents. Cash equivalents include instruments such as, but not limited to, U.S. government and agency obligations, certificates of deposit, banker’s acceptances, time deposits commercial paper, short-term corporate debt securities, and repurchase agreements.

REPURCHASE AGREEMENTS

        Repurchase agreements are arrangements under which a Portfolio buys a security and the seller simultaneously agrees to repurchase the security at a specified time and price. A Portfolio may engage in repurchase agreements in order to earn a higher rate of return than it could earn simply by investing in the obligation which is the subject of the repurchase agreement. Repurchase agreements are not, however, without risk. In the event of the bankruptcy of a seller during the term of a repurchase agreement, a legal question exists as to whether the Portfolio would be deemed the owner of the underlying security or would be deemed only to have a security interest in and lien upon such security. A Portfolio will only engage in repurchase agreements with recognized securities dealers and banks determined to present minimal credit risk by the Advisor. In addition, a Portfolio will only engage in repurchase agreements reasonably designed to secure fully during the term of the agreement the seller’s obligation to repurchase the underlying security and will monitor the market value of the underlying security during the term of the agreement. If the value of the underlying security declines and is not at least equal to the repurchase price due the Portfolio pursuant to the agreement, the Portfolio will require the seller to pledge additional securities or cash to secure the seller’s obligations pursuant to the agreement. If the seller defaults on its obligation to repurchase and the value of the underlying security declines, the Portfolio may incur a loss and may incur expenses in selling the underlying security. Repurchase agreements are always for periods of less than one year. Repurchase agreements not terminable within seven days are considered illiquid.

REVERSE REPURCHASE AGREEMENTS

        Under a reverse repurchase agreement, a Portfolio sells securities to a bank or securities dealer and agrees to repurchase those securities from such party at an agreed upon date and price reflecting a market rate of interest. The Portfolio invests the proceeds from each reverse repurchase agreement in obligations in which it is authorized to invest. The Portfolios intend to enter into a reverse repurchase agreement only when the interest income provided for in the obligation in which the Portfolio invests the proceeds is expected to exceed the amount the Portfolio will pay in interest to the other party to the agreement plus all costs associated with the transactions. The Portfolios do not intend to borrow for leverage purposes. A Portfolio will only be permitted to pledge assets to the extent necessary to secure borrowings and reverse repurchase agreements.

        During the time a reverse repurchase agreement is outstanding, the Portfolio will maintain in a segregated custodial account an amount of cash, U.S. Government securities or other liquid, high-quality debt securities equal in value to the repurchase price. The Portfolio will mark to market the value of assets held in the segregated account, and will place additional assets in the account whenever the total value of the account falls below the amount required under applicable regulations.

        The use of reverse repurchase agreements involves the risk that the other party to the agreements could become subject to bankruptcy or liquidation proceedings during the period the agreements are outstanding. In such event, the Portfolio may not be able to repurchase the securities it has sold to that other party. Under those circumstances, if at the expiration of the agreement such securities are of greater value than the proceeds obtained by the Portfolio under the agreements, the Portfolio may have been better off had it not entered into the agreement. However, the Portfolio will enter into reverse repurchase agreements only with banks and dealers which the Advisor believes present minimal credit risks under guidelines adopted by the Fund’s Board of Directors. In addition, the Portfolio bears the risk that the market value of the securities sold by the Portfolio may decline below the agreed-upon repurchase price, in which case the dealer may request the Portfolio to post additional collateral.

U.S. GOVERNMENT-BACKED OBLIGATIONS

        Ginnie Maes, issued by the Government National Mortgage Association, are typically interests in pools of mortgage loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration. A “pool” or group of such mortgages is assembled and, after approval from GNMA, is offered to investors through various securities dealers. GNMA is a U.S. Government corporation within the Department of Housing and Urban Development. Ginnie Maes are backed by the full faith and credit of the United States, which means that the U.S. Government guarantees that interest and principal will be paid when due.

        The Advisor will attempt, through careful evaluation of available GNMA issues and prevailing market conditions, to invest in GNMA Certificates which provide a high income return but are not subject to substantial risk of loss of principal. Accordingly, the Advisor may forego the opportunity to invest in certain issues of GNMA Certificates which would provide a high current income yield if the Advisor determines that such issues would be subject to a risk of prepayment and loss of principal over the long term that would outweigh the short-term increment in yield.

NON-INVESTMENT GRADE DEBT SECURITIES

        Non-investment grade debt securities are lower quality debt securities. These securities have moderate to poor protection of principal and interest payments and have speculative characteristics. (See Appendix for a description of the ratings. The Fund considers a security to be investment grade if it has received an investment grade from at least one nationally recognized statistical rating organization (NRSRO), or is an unrated security of comparable quality. Currently, there are three NRSROs.) These securities involve greater risk of default or price declines due to changes in the issuer’s creditworthiness than investment-grade debt securities. Because the market for lower-rated securities may be thinner and less active than for higher-rated securities, there may be market price volatility for these securities and limited liquidity in the resale market. Market prices for these securities may decline significantly in periods of general economic difficulty or rising interest rates. Unrated debt securities may fall into the lower quality category.

        The quality limitation set forth in the Portfolios’ investment policy is determined immediately after a Portfolio’s acquisition of a given security. Accordingly, any later change in ratings will not be considered when determining whether an investment complies with the Portfolio’s investment policy.

        When purchasing high-yielding securities, rated or unrated, the Advisor prepares its own careful credit analysis to attempt to identify those issuers whose financial condition is adequate to meet future obligations or is expected to be adequate in the future. Through portfolio diversification and credit analysis, investment risk can be reduced, although there can be no assurance that losses will not occur.

EXCHANGE-TRADED FUNDS (“ETFS”)

        ETFs are shares of other investment companies that can be traded on an exchange but whose underlying assets are stocks selected to track a particular index. Therefore, an ETF can track the performance of an index in much the same way as a traditional indexed mutual fund. But unlike many traditional investment companies, which are only bought and sold at closing net asset values, ETFs are tradable in the secondary market on an intra-day basis, and are redeemed principally in-kind at each day’s next calculated net asset value. These arrangements are designed to protect ongoing shareholders from adverse effects on the ETFs that could arise from frequent cash creation and redemption transactions. Moreover, in contrast to conventional indexed mutual funds where redemptions can have an adverse tax impact on shareholders because of the need to sell portfolio securities (which sales may generate taxable gains), the in-kind redemption mechanism of the ETFs generally will not lead to a tax event for the ETF or its ongoing shareholders.

        A Portfolio may purchase shares of other investment companies to the extent consistent with applicable law and each Portfolio’s investment limitations. ETFs, like other investment companies, typically incur fees that are separate from those fees incurred directly by the Portfolios. A Portfolio’s purchase of ETFs results in the layering of expenses, such that Portfolio shareholders would indirectly bear a proportionate share of any operating expenses of the ETF.

        Some of the risks of investing in ETFs are similar to those of investing in an indexed mutual fund, including: market risk (the risk of fluctuating stock prices in general), asset class risk (the risk of fluctuating prices of the stocks represented in the ETF’s index), tracking error risk (the risk of errors in matching the ETF’s underlying assets to the index), industry concentration risk (the risk of the stocks in a particular index being concentrated in an industry performing poorly relative to other stocks) and the risk that since an ETF is not actively managed it cannot sell poorly performing stocks as long as they are represented in the index. Other ETF risks include: the risk that ETFs may trade at a discount from their NAV and the risk that the ETFs may not be liquid. ETFs may operate as open-end investment companies, closed-end investment companies or unit investment trusts.

DERIVATIVES

        A Portfolio can use various techniques to increase or decrease its exposure to changing security prices, interest rates, or other factors that affect security values. These techniques may involve derivative transactions such as buying and selling options and futures contracts and leveraged notes, entering into swap agreements, and purchasing indexed securities. The Portfolios can use these practices either as substitution or as protection against an adverse move in the Portfolio to adjust the risk and return characteristics of the Portfolio. If the Advisor and/or Subadvisor judges market conditions incorrectly or employs a strategy that does not correlate well with a Portfolio’s investments, or if the counterparty to the transaction does not perform as promised, these techniques could result in a loss. These techniques may increase the volatility of a Portfolio and may involve a small investment of cash relative to the magnitude of the risk assumed. Derivatives are often illiquid.

OPTIONS AND FUTURES CONTRACTS

        The Index 500, Select, and Core Strategies Portfolios may, in pursuit of their investment objectives, purchase put and call options and engage in the writing of covered call options and secured put options on securities, and employ a variety of other investment techniques. Specifically, these Portfolios may also engage in the purchase and sale of stock index future contracts, foreign currency futures contracts, interest rate futures contracts, and options on such futures, as described more fully below.

        These Portfolios will engage in such transactions only to hedge the existing positions in the respective Portfolios. They will not engage in such transactions for the purposes of speculation or leverage. Such investment policies and techniques may involve a greater degree of risk than those inherent in more conservative investment approaches.

        These Portfolios will not engage in such options or futures transactions unless they receive appropriate regulatory approvals permitting them to engage in such transactions. These Portfolios may write “covered options” on securities in standard contracts traded on national securities exchanges. These Portfolios will write such options in order to receive the premiums from options that expire and to seek net gains from closing purchase transactions with respect to such options.

        Put and Call Options. These Portfolios may purchase put and call options, in standard contracts traded on national securities exchanges, on securities of issuers which meet the Portfolios’ criteria. These Portfolios will purchase such options only to hedge against changes in the value of securities the Portfolios hold and not for the purposes of speculation or leverage. In buying a put, a Portfolio has the right to sell the security at the exercise price, thus limiting its risk of loss through a decline in the market value of the security until the put expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction and any profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs.

        These Portfolios may purchase call options on securities that they may intend to purchase and that meet the Portfolios’ criteria. Such transactions may be entered into in order to limit the risk of a substantial increase in the market price of the security which the Portfolio intends to purchase. Prior to its expiration, a call option may be sold in a closing sale transaction. Any profit or loss from such a sale will depend on whether the amount received is more or less than the premium paid for the call option plus the related transaction costs.

        Covered Options. These Portfolios may write only covered options on equity and debt securities in standard contracts traded on national securities exchanges. For call options, this means that so long as a Portfolio is obligated as the writer of a call option, that Portfolio will own the underlying security subject to the option and, in the case of put options, that Portfolio will, through its custodian, deposit and maintain either cash or securities with a market value equal to or greater than the exercise price of the option.

        When a Portfolio writes a covered call option, the Portfolio gives the purchaser the right to purchase the security at the call option price at any time during the life of the option. As the writer of the option, the Portfolio receives a premium, less a commission, and in exchange foregoes the opportunity to profit from any increase in the market value of the security exceeding the call option price. The premium serves to mitigate the effect of any depreciation in the market value of the security. Writing covered call options can increase the income of the Portfolio and thus reduce declines in the net asset value per share of the Portfolio if securities covered by such options decline in value. Exercise of a call option by the purchaser, however, will cause the Portfolio to forego future appreciation of the securities covered by the option.

        When a Portfolio writes a secured put option, it will gain a profit in the amount of the premium, less a commission, so long as the price of the underlying security remains above the exercise price. However, the Portfolio remains obligated to purchase the underlying security from the buyer of the put option (usually in the event the price of the security falls below the exercise price) at any time during the option period. If the price of the underlying security falls below the exercise price, the Portfolio may realize a loss in the amount of the difference between the exercise price and the sale price of the security, less the premium received.

        These Portfolios may purchase securities that may be covered by call options solely on the basis of considerations consistent with the investment objectives and policies of the Portfolios. The Portfolio’s turnover rate may increase through the exercise of a call option; this will generally occur if the market value of a “covered” security increases and the portfolio has not entered into a closing purchase transaction.

        Risks Related to Options Transactions. The Portfolios can close out their respective positions in exchange-traded options only on an exchange which provides a secondary market in such options. Although these Portfolios intend to acquire and write only such exchange-traded options for which an active secondary market appears to exist, there can be no assurance that such a market will exist for any particular option contract at any particular time. This might prevent the Portfolios from closing an options position, which could impair the Portfolios’ ability to hedge effectively. The inability to close out a call position may have an adverse effect on liquidity because the Portfolio may be required to hold the securities underlying the option until the option expires or is exercised.

        Futures Transactions. These Portfolios may purchase and sell futures contracts (“futures contracts”) but only when, in the judgment of the Advisor, such a position acts as a hedge against market changes which would adversely affect the securities held by the Portfolios. These futures contracts may include, but are not limited to, market index futures contracts and futures contracts based on U.S. Government obligations.

        A futures contract is an agreement between two parties to buy and sell a security on a future date which has the effect of establishing the current price for the security. Although futures contracts by their terms require actual delivery and acceptance of securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery of securities. Upon buying or selling a futures contract, the Portfolio deposits initial margin with its custodian, and thereafter daily payments of maintenance margin are made to and from the executing broker. Payments of maintenance margin reflect changes in the value of the futures contract, with the Portfolio being obligated to make such payments if its futures position becomes less valuable and entitled to receive such payments if its positions become more valuable.

        These Portfolios may only invest in futures contracts to hedge their respective existing investment positions and not for income enhancement, speculation or leverage purposes. Although some of the securities underlying the futures contract may not necessarily meet the Portfolios’ criteria, any such hedge position taken by these Portfolios will not constitute a direct ownership interest in the underlying securities.

        Futures contracts have been designed by boards of trade which have been designated “contracts markets” by the Commodity Futures Trading Commission (“CFTC”). As series of a registered investment company, the Portfolios are eligible for exclusion from the CFTC’s definition of “commodity pool operator,” meaning that the Portfolios may invest in futures contracts under specified conditions without registering with the CFTC. Among these conditions are requirements that each Portfolio invest in futures only for hedging purposes. Futures contracts trade on contracts markets in a manner that is similar to the way a stock trades on a stock exchange and the boards of trade, through their clearing corporations, guarantee performance of the contracts.

        Options on Futures Contracts. These Portfolios may purchase and write put or call options and sell call options on futures contracts in which a Portfolio could otherwise invest and which are traded on a U.S. exchange or board of trade. The Portfolios may also enter into closing transactions with respect to such options to terminate an existing position; that is, to sell a put option already owned and to buy a call option to close a position where the Portfolio has already sold a corresponding call option.

        The Portfolios may only invest in options on futures contracts to hedge their respective existing investment positions and not for income enhancement, speculation or leverage purposes. Although some of the securities underlying the futures contract underlying the option may not necessarily meet the Portfolios’ criteria, any such hedge position taken by these Portfolios will not constitute a direct ownership interest in the underlying securities.

        An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract — a long position if the option is a call and a short position if the option is a put — at a specified exercise price at any time during the period of the option. The Portfolios will pay a premium for such options purchased or sold. In connection with such options bought or sold, the Portfolios will make initial margin deposits and make or receive maintenance margin payments which reflect changes in the market value of such options. This arrangement is similar to the margin arrangements applicable to futures contracts described above.

        Put Options on Futures Contracts. The purchase of put options on futures contracts is analogous to the sale of futures contracts and is used to protect the portfolio against the risk of declining prices. These Portfolios may purchase put options and sell put options on futures contracts that are already owned by that Portfolio. The Portfolios will only engage in the purchase of put options and the sale of covered put options on market index futures for hedging purposes.

        Call Options on Futures Contracts. The sale of call options on futures contracts is analogous to the sale of futures contracts and is used to protect the portfolio against the risk of declining prices. The purchase of call options on futures contracts is analogous to the purchase of a futures contract. These Portfolios may only buy call options to close an existing position where the Portfolio has already sold a corresponding call option, or for a cash hedge. The Portfolios will only engage in the sale of call options and the purchase of call options to cover for hedging purposes.

        Writing Call Options on Futures Contracts. The writing of call options on futures contracts constitutes a partial hedge against declining prices of the securities deliverable upon exercise of the futures contract. If the futures contract price at expiration is below the exercise price, the Portfolio will retain the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the Portfolio’s securities holdings.

        Risks of Options and Futures Contracts. If one of these Portfolios has sold futures or takes options positions to hedge its portfolio against decline in the market and the market later advances, the Portfolio may suffer a loss on the futures contracts or options which it would not have experienced if it had not hedged. Correlation is also imperfect between movements in the prices of futures contracts and movements in prices of the securities which are the subject of the hedge. Thus the price of the futures contract or option may move more than or less than the price of the securities being hedged. Where a Portfolio has sold futures or taken options positions to hedge against decline in the market, the market may advance and the value of the securities held in the Portfolio may decline. If this were to occur, the Portfolio might lose money on the futures contracts or options and also experience a decline in the value of its portfolio securities. However, although this might occur for a brief period or to a slight degree, the value of a diversified portfolio will tend to move in the direction of the market generally.

        The Portfolios can close out futures positions only on an exchange or board of trade which provides a secondary market in such futures. Although the Portfolios intend to purchase or sell only such futures for which an active secondary market appears to exist, there can be no assurance that such a market will exist for any particular futures contract at any particular time. This might prevent the Portfolios from closing a futures position, which could require a Portfolio to make daily cash payments with respect to its position in the event of adverse price movements.

        Options on futures transactions bear several risks apart from those inherent in options transactions generally. The Portfolios’ ability to close out their options positions in futures contracts will depend upon whether an active secondary market for such options develops and is in existence at the time the Portfolios seek to close their positions. There can be no assurance that such a market will develop or exist. Therefore, the Portfolios might be required to exercise the options to realize any profit.

FOREIGN CURRENCY TRANSACTIONS

        Forward Foreign Currency Exchange Contracts. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days (“Term”) from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded directly between currency traders (usually large commercial banks) and their customers.

        A Portfolio will not enter into such forward contracts or maintain a net exposure in such contracts where it would be obligated to deliver an amount of foreign currency in excess of the value of its portfolio securities and other assets denominated in that currency. The Advisor believes that it is important to have the flexibility to enter into such forward contract when it determines that to do so is in a Portfolio’s best interests.

        Foreign Currency Options. A foreign currency option provides the option buyer with the right to buy or sell a stated amount of foreign currency at the exercise price on or before a specified date. A call option gives its owner the right, but not the obligation, to buy the currency, while a put option gives its owner the right, but not the obligation, to sell the currency. The option seller buyer may close its position any time prior to expiration of the option period. A call rises in value if the underlying currency appreciates. Conversely, a put rises in value if the underlying currency depreciates. Purchasing a foreign currency option can protect a Portfolio against adverse movement in the value of a foreign currency.

        Foreign Currency Futures Transactions. A Portfolio may use foreign currency futures contracts and options on such futures contracts. Through the purchase or sale of such contracts, it may be able to achieve many of the same objectives attainable through the use of foreign currency forward contracts, but more effectively and possibly at a lower cost.

        Unlike forward foreign currency exchange contracts, foreign currency futures contracts and options on foreign currency futures contracts are standardized as to amount and delivery period and are traded on boards of trade and commodities exchanges. It is anticipated that such contracts may provide greater liquidity and lower cost than forward foreign currency exchange contracts.

LENDING PORTFOLIO SECURITIES

        The Fund may lend its portfolio securities to member firms of the New York Stock Exchange and commercial banks with assets of one billion dollars or more. Any such loans must be secured continuously in the form of cash or cash equivalents such as U.S. Treasury bills. The amount of the collateral must on a current basis equal or exceed the market value of the loaned securities, and the Fund must be able to terminate such loans upon notice at any time. The Fund will exercise its right to terminate a securities loan in order to preserve its right to vote upon matters of importance affecting holders of the securities.

        The advantage of such loans is that the Fund continues to receive the equivalent of the interest earned or dividends paid by the issuers on the loaned securities while at the same time earning interest on the cash or equivalent collateral which may be invested in accordance with the Fund’s investment objective, policies and restrictions.

        Securities loans are usually made to broker-dealers and other financial institutions to facilitate their delivery of such securities. As with any extension of credit, there may be risks of delay in recovery and possibly loss of rights in the loaned securities should the borrower of the loaned securities fail financially. However, the Fund will make loans of its portfolio securities only to those firms the Advisor deems creditworthy and only on terms the Advisor believes should compensate for such risk. On termination of the loan, the borrower is obligated to return the securities to the Fund. The Fund will recognize any gain or loss in the market value of the securities during the loan period. The Fund may pay reasonable custodial fees in connection with the loan.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES

        From time to time, in the ordinary course of business, each Portfolio may purchase securities on a when-issued or delayed delivery basis — that is, delivery and payment can take place a month or more after the date of the transactions. The securities purchased in this manner are subject to market fluctuation and no interest accrues to the purchaser during this period. At the time a Portfolio makes a commitment to purchase securities on a when-issued or delayed delivery basis, the price is fixed and the Portfolio will record the transaction and thereafter reflect the value, each day, of the security in determining the net asset value of the Portfolio. At the time of delivery of the securities, the value may be more or less than the purchase price.

        The Portfolio will enter commitments for when-issued or delayed delivery securities only when it intends to acquire the securities. Accordingly, when a Portfolio purchases a when-issued security, it will maintain an amount of cash, cash equivalents (for example, commercial paper and daily tender adjustable notes) or short-term high-grade fixed income securities in a segregated account with the Portfolio’s custodian, so that the amount so segregated plus the amount of initial and variation margin held in the account of its broker equals the market value of the when-issued purchase, thereby ensuring the transaction is unleveraged.

MONEY MARKET DEFAULT INSURANCE

        The Ameritas Money Market Portfolio has obtained private insurance that partially protects it against default of principal or interest payments on the instruments it holds. U.S. government securities held by the Portfolio are excluded from this coverage. Coverage under the policy is subject to certain conditions and may not be renewable upon expiration. The policy will expire in September 2003, unless it is renewed. While the policy is intended to provide some protection against credit risk and to help the fund maintain a constant price per share of $1.00, there is no guarantee that the insurance will do so.

INVESTMENT RESTRICTIONS

Income & Growth, Growth, Small Capitalization and MidCap Growth Portfolios

        The Portfolios have adopted the following fundamental investment restrictions. These restrictions cannot be changed without the approval of the holders of a majority of the outstanding shares of each of the Portfolios. The Portfolios may not:

1.	Under normal circumstances, invest less than 80% of its net assets in the common stock of small- cap companies (Small Capitalization Portfolio only).

2.	Under normal circumstances, invest less than 80% of its net assets in the common stock of mid-cap companies (Mid Cap Growth Portfolio only).

3.

Purchase the securities of any issuer, other than U.S. Government securities, if as a result more than 5% of the value of a Portfolio’s total assets would be invested in the securities of the issuer, except that up to 25% of the value of the Portfolio’s total assets may be invested without regard to this limitation.

4.

Purchase more than 10% of the voting securities of any one issuer or more than 10% of the securities of any class of any one issuer. This limitation shall not apply to investments in U.S. Government securities.

5.

Sell securities short or purchase securities on margin, except that the Portfolio may obtain any short-term credit necessary for the clearance of purchases and sales of securities. These restrictions shall not apply to transactions involving selling securities “short against the box.”

6.

Borrow money, except that the Portfolio may borrow for temporary or emergency (but not leveraging) purposes, including the meeting of redemption requests that might otherwise require the untimely disposition of securities, in an amount not exceeding 10% of the value of the Portfolio’s total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings exceed 5% of the value of the Portfolio’s total assets, the Portfolio will not make any additional investments. Immediately after any borrowing, including reverse repurchase agreements and mortgage-backed rolls, the Portfolio will maintain asset coverage of not less than 300% with respect to all borrowings.

7.

Pledge, hypothecate, mortgage or otherwise encumber more than 10% of the value of the Portfolio’s total assets. These restrictions shall not apply to transactions involving reverse repurchase agreements or the purchase of securities subject to firm commitment agreements or on a when-issued basis.

8.

Underwrite the securities of other issuers, except insofar as the Portfolio may be deemed to be an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

9.	Make loans to others, except through purchasing qualified debt obligations, lending portfolio securities or entering into repurchase agreements.

10.	Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation, reorganization, acquisition of assets or offer of exchange.

11.

Purchase any securities that would cause more than 25% of the value of the Portfolio’s total assets to be invested in the securities of issuers conducting their principal business activities in the same industry; provided that there shall be no limit on the purchase of U.S. Government securities.

12.	Invest in commodities.

13.

Invest more than 10% of its net assets in securities which are illiquid by virtue of legal or contractual restrictions on resale or the absence of a readily available market. However, securities with legal and contractual restrictions on resale may be purchased if they are determined to be liquid, and such purchases would not be subject to the limit stated above.

14.	Issue senior securities.

        The Board of Directors has adopted the following nonfundamental investment restrictions. A nonfundamental investment restriction can be changed by the Board at any time without a shareholder vote. The Portfolios may not:

1.

Purchase or sell real estate, except that the Portfolio may purchase and sell securities secured by real estate, mortgages or interests therein and securities that are issued by companies that invest or deal in real estate.

2.	Write or sell puts, calls, straddles, spreads or combinations thereof.

3.	Invest in oil, gas or other mineral exploration or development programs, except that the Portfolio may invest in the securities of companies that invest in or sponsor those programs.

4.

Purchase any security if as a result the Portfolio would then have more than 5% of its total assets invested in securities of issuers (including predecessors) that have been in continual operation for less than three years. This limitation shall not apply to investments in U.S. Government securities.

5.	Make investments for the purpose of exercising control or management.

6.

Invest in warrants, except that the Portfolio may invest in warrants if, as a result, the investments (valued at the lower of cost or market) would not exceed 5% of the value of the Portfolio’s net assets, of which not more than 2% of the Portfolio’s net assets may be invested in warrants not listed on a recognized domestic stock exchange. Warrants acquired by the Portfolio as part of a unit or attached to securities at the time of acquisition are not subject to this limitation.

7.

Purchase or retain the securities of any issuer if, to the knowledge of the Fund, any of the officers, directors or trustees of the Fund, Advisor or Subadvisor individually owns more than .5% of the outstanding securities of the issuer and together they own beneficially more than 5% of the securities.

        Except in the case of the 300% limitation set forth in Fundamental Investment Restriction No. 6, and as may be otherwise stated, the percentage limitations contained in the foregoing restrictions and in the Fund’s other investment policies apply at the time of the purchase of the securities and a later increase or decrease in percentage resulting from a change in the values of the securities or in the amount of the Portfolio’s assets will not constitute a violation of the restriction.

Index 500 Portfolio

        The Portfolio has adopted the following fundamental investment restrictions. These restrictions cannot be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. The Portfolio may not:

1.

With respect to 75% of the Portfolio’s total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities, or securities of other investment companies) if, as a result, (a) more than 5% of the Portfolio’s total assets would be invested in the securities of that issuer, or (b) the Portfolio would hold more than 10% of the outstanding voting securities of that issuer.

2.

Issue senior securities, except in connection with the insurance program established by the Portfolio pursuant to an exemptive order issued by the Securities and Exchange Commission or as otherwise permitted under the Investment Company Act of 1940.

3.

Borrow money, except that the Portfolio may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation.

4.

Underwrite securities issued by others, except to the extent that The Portfolio may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities.

5.

Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of its total assets would be invested in the securities of companies whose principal business activities are in the same industry.

6.

Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Portfolio from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business).

7.

Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Portfolio from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities).

8.

Lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.

        The Board of Directors has adopted the following nonfundamental investment restrictions. A nonfundamental investment restriction can be changed by the Board at any time without a shareholder vote.

1.

The Portfolio does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.

2.

The Portfolio does not currently intend to purchase securities on margin, except that the Portfolio may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.

3.

The Portfolio may borrow money only (a) from a bank or from a registered investment company or portfolio for which the Advisor, Subadvisor or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of Fundamental Investment Restriction No. 3). The Portfolio will not borrow from other funds advised by Advisor, Subadvisor or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the Portfolio’s total assets.

4.

The Portfolio does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.

5.

The Portfolio does not currently intend to lend assets other than securities to other parties, except by: (a) lending up to 5% of its net assets to a registered investment company or portfolio for which the Advisor, Subadvisor or an affiliate serves as investment adviser or (b) acquiring loans, loan participations, or other forms of direct debt instruments and, in connection therewith, assuming any associated unfunded commitments of the sellers. (This limitation does not apply to purchases of debt securities or to repurchase agreements.)

6.	The Portfolio does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases; except to the extent incorporated within the S&P 500.

        With respect to Nonfundamental Investment Restriction No. 4, if through a change in values, net assets, or other circumstances, a portfolio was in a position where more than 10% of its net assets were invested in illiquid securities, it would consider appropriate steps to protect liquidity.

        With respect to the Portfolio’s limitations on futures and options transactions, see the section entitled “Options and Futures Contracts”.

Money Market Portfolio

        The Portfolio has adopted the following fundamental investment restrictions. These restrictions cannot be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. The Portfolio may not:

1.

Purchase the securities of any issuer if, as a result, the portfolio would not comply with any applicable diversification requirements for a money market fund under the Investment Company Act of 1940 and the rules thereunder, as such may be amended from time to time.

2.	Issue senior securities.

3.

Borrow money, except that the portfolio may (i) borrow money for temporary or emergency purposes (not for leveraging or investment) and (ii) engage in reverse repurchase agreements for any purpose; provided that (i) and (ii) in combination do not exceed 33 1/3% of the portfolio’s total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation.

4.

Underwrite securities issued by others, except to the extent that the portfolio may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities.

5.

Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Portfolio’s total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the portfolio will invest more than 25% of its total assets in the financial services industry.

6.

Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the portfolio from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business).

7.	Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments.

8.

Lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.

9.	Invest in companies for the purpose of exercising control or management.

        The Board of Directors has adopted the following nonfundamental investment restrictions. A nonfundamental investment restriction can be changed by the Board at any time without a shareholder vote.

1.

The Portfolio does not currently intend to purchase a security (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities or securities of other money market funds) if, as a result, more than 5% of its total assets would be invested in securities of a single issuer; provided that the Portfolio may invest up to 25% of its total assets in the first tier securities of a single issuer for up to three business days.

2.

The Portfolio does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.

3.

The Portfolio does not currently intend to purchase securities on margin, except that the portfolio may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.

4.

The Portfolio may borrow money only (a) from a bank or from a registered investment company or portfolio for which the Advisor, Subadvisor or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party. The Portfolio will not borrow from other funds advised by the Advisor, Subadvisor or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 33 1/3% of the portfolio’s total assets.

5.

The Portfolio does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested insecurities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.

6.

The Portfolio does not currently intend to purchase or sell futures contracts or call options. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options or futures contracts.

7.

The Portfolio does not currently intend to lend assets other than securities to other parties, except by lending money (up to 10% of the portfolio’s net assets) to a registered investment company or portfolio for which Advisor, Subadvisor or an affiliate serves as investment adviser. (This limitation does not apply to purchases of debt securities or to repurchase agreements.)

8.	The Portfolio does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.

        With respect to Nonfundamental Investment Restriction No. 1, certain securities subject to guarantees (including insurance, letters of credit and demand features) are not considered securities of their issuer, but are subject to separate diversification requirements, in accordance with industry standard requirements for money market funds.

        With respect to Nonfundamental Investment Restriction No. 5, if through a change in values, net assets, or other circumstances, the portfolio was in a position where more than 10% of its net assets were invested in illiquid securities, it would consider appropriate steps to protect liquidity.

Select Portfolio

        The Portfolio has adopted the following fundamental investment restrictions. These restrictions cannot be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. The Portfolio may not:

1.

Acquire securities of any one issuer which at the time of investment (a) represent more than 10% of the voting securities of the issuer or (b) have a value greater than 10% of the value of the outstanding securities of the issuer.

2.

Invest more than 25% of its assets (valued at the time of investment) in securities of companies in any one industry, except that this restriction does not apply to investments in U.S. government obligations;

3.

Borrow money except from banks for temporary or emergency purposes in amounts not exceeding 10% of the value of the Portfolio’s assets at the time of borrowing. [Related Non-Fundamental Investment Restriction: The Portfolio will not purchase additional securities when its borrowings, less receivables from portfolio securities sold, exceed 5% of the value of the Portfolio’s total assets].

4.	Issue any senior security except in connection with permitted borrowings.

5.

Underwrite the distribution of securities of other issuers; however the Portfolio may acquire “restricted” securities which, in the event of a resale, might be required to be registered under the Securities Act of 1933 on the ground that the Portfolio could be regarded as an underwriter as defined by that act with respect to such resale.

6.

Make loans, but this restriction shall not prevent the Portfolio from (a) investing in debt obligations, (b) investing in repurchase agreements, or (c) lending its portfolio securities. [Related Non-Fundamental Investment Restriction: The Portfolio will not lend securities having a value in excess of 33% of its assets, including collateral received for loaned securities (valued at the time of any loan).]

7.	Purchase and sell real estate or interests in real estate, although it may invest in marketable securities of enterprises which invest in real estate or interests in real estate.

8.	Purchase and sell commodities or commodity contracts, except that it may enter into forward foreign currency contracts.

        The Board of Directors has adopted the following nonfundamental investment restrictions. A nonfundamental investment restriction can be changed by the Board at any time without a shareholder vote. The Portfolio may not:

1.	Make margin purchases or participate in a joint or on a joint or several basis in any trading account in securities.

2.	Invest more than 15% of its net assets (valued at the time of investment) in illiquid securities, including repurchase agreements maturing in more than seven days.

3.

Invest more than 2% of its net assets (valued at the time of investment) in warrants not listed on the New York or American stock exchanges, valued at cost, nor more than 5% of its net assets in all warrants, provided that warrants acquired in units or attached to other securities shall be deemed to be without value for purposes of this restriction.

4.	Invest more than 25% of its total assets (valued at the time of investment) in securities of non-U.S. issuers (other than securities represented by American Depositary Receipts).

5.

Make short sales of securities unless the Portfolio owns at least an equal amount of such securities, or owns securities that are convertible or exchangeable, or anticipated to be convertible or exchangeable, into at least an equal amount of such securities with no restriction other than the payment of additional consideration.

6.

Purchase or write a call option or a put option if the aggregate premium paid for all call and put options then held exceed 20% of its net assets (less the amount by which any such positions are in-the-money).

7.	Invest in futures or options on futures, except that it may invest in forward foreign currency contracts.

Small Company Equity Portfolio

        The Portfolio has adopted the following fundamental investment restrictions. These restrictions cannot be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. The Portfolio may not:

1.

Borrow money in excess of 33% of the value (taken at the lower of cost or current value) of the Portfolio’s total assets (not including the amount borrowed) at the time the borrowing is made, and then only from banks for temporary, extraordinary or emergency purposes, except that the Portfolio may borrow through reverse repurchase agreements or dollar rolls up to 33% of the value of the Portfolio’s total assets. Such borrowings (other than borrowings relating to reverse repurchase agreements and dollar rolls) will be repaid before any investments are purchased.

2.

Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities laws.

3.

Purchase or sell real estate (including real estate limited partnerships), although it may purchase securities of issuers which deal in real estate, including securities of real estate investment trusts, securities which represent interests in real estate and securities which are secured by interests in real estate, and the Portfolio may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as holder of debt obligations secured by real estate or interests therein or for use as office space for the Portfolio.

4.

Make loans, except by purchase of debt obligations (including non-publicly traded debt obligations), by entering into repurchase agreements or through the lending of the Portfolio’s portfolio securities. Loans of portfolio securities may be made with respect to up to 100% of the Portfolio’s assets.

5.

Issue any senior security (as that term is defined in the Investment Company Act of 1940 (the “1940 Act”)), if such issuance is specifically prohibited by the 1940 Act or the rules and regulations promulgated thereunder. (The Portfolio has no intention of issuing senior securities except as set forth in Fundamental Investment Restriction No. 1).

6.

Invest 25% or more of the value of its total assets in securities of issuers in any one industry. (Securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities are not considered to represent industries.)

7.	Purchase or sell commodities or commodity contracts.

        The Board of Directors has adopted the following nonfundamental investment restrictions. A nonfundamental investment restriction can be changed by the Board at any time without a shareholder vote. The Portfolio may not:

1.

Invest in (a) securities which at the time of such investment are not readily marketable, (b) securities the disposition of which is restricted under federal securities laws, excluding restricted securities that have been determined by the Directors of the Fund (or the person designated by them to make such determination) to be readily marketable, and (c) repurchase agreements maturing in more than seven days if, as a result, more than 15% of the Portfolio’s net assets (taken at current value) would then be invested in securities described in (a), (b) and (c) above.

Core Strategies Portfolio

        The Portfolio has adopted the following fundamental investment restrictions. These restrictions cannot be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. The Portfolio may not:

1.

With respect to 75% of the Portfolio’s total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, (a) more than 5% of the Portfolio’s total assets would be invested in the securities of that issuer, or (b) the Portfolio would hold more than 10% of the outstanding voting securities of that issuer;

2.	Issue senior securities, except as permitted under the Investment Company Act of 1940.

3.

Borrow money, except for temporary or emergency purposes or except in connection with reverse repurchase agreements; in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation.

4.

Underwrite any issue of securities (except to the extent that the Portfolio may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities);

5.

Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Portfolio’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.

6.

Purchase or sell real estate unless acquired as a result or ownership of securities or other instruments (but this shall not prevent the Portfolio from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business).

7.

Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Portfolio from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities).

8.

Lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.

        The Board of Directors has adopted the following nonfundamental investment restrictions. A nonfundamental investment restriction can be changed by the Board at any time without a shareholder vote. The Portfolio may not:

1.

The Portfolio does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.

2.

The Portfolio does not currently intend to purchase securities on margin, except that the Portfolio may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.

3.

The Portfolio may borrow money only (a) from a bank or (b) by engaging in reverse repurchase agreements with any party. The Portfolio will not purchase any security while borrowings representing more than 5% of its total assets are outstanding.

4.

The Portfolio does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.

5.

The Portfolio does not currently intend to purchase interests in real estate investment trusts that are not readily marketable or interests in real estate limited partnerships that are not listed on an exchange or traded on the NASDAQ National Market System if, as a result, the sum of such interests and other investments considered illiquid under the limitation in the preceding paragraph would exceed the Portfolio’s limitations on investments in illiquid securities.

6.

The Portfolio does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker’s commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.

7.

The Portfolio does not currently intend to purchase the securities of any issuer (other than securities issue or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be invested in the securities of business enterprises that, including predecessors, have a record of less than three years of continuous operation.

8.

The Portfolio does not currently intend to purchase warrants, valued at the lower of cost or market, in excess of 5% of the Portfolio ‘s net assets. Included in that amount, but not to exceed 2% of the Portfolio ‘s net assets, may be warrants that are not listed on the New York Stock Exchange or the American Stock exchange. Warrants acquired by the Portfolio in units or attached to securities are not subject to these restrictions.

9.	The Fund does not currently intend to invest in oil, gas or other mineral exploration or development programs or leases.

10.

The Portfolio does not currently intend to purchase the securities of any issuer if those officers and Trustees of the trust and those officers and directors of the Advisor or Subadvisor who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer’s securities.

PURCHASE AND REDEMPTION OF SHARES

        The Portfolios continuously offer their shares at prices equal to the respective net asset values of the Portfolios determined in the manner set forth below under “Net Asset Value.” The Portfolios offer their shares, without sales charge, only for purchase by various Insurance Companies for allocation to their Variable Accounts. It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts of different Insurance Companies, to invest simultaneously in the Portfolios, although currently neither the Insurance Companies nor the Portfolio foresee any such disadvantages to either variable annuity or variable life insurance policy holders of any Insurance Company. The Portfolios’ Board of Directors intends to monitor events in order to identify any material conflicts between such policyholders and to determine what action, if any, should be taken in response to any conflicts.

        The Portfolios are required to redeem all full and fractional shares for cash. The redemption price is the net asset value per share, which may be more or less than the original cost, depending on the investment experience of the Portfolio. Payment for shares redeemed will generally be made within seven days after receipt of a proper notice of redemption. The right of redemption may be suspended or the date of payment postponed for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings), when trading on the New York Stock Exchange is restricted, or an emergency exists, as determined by the Commission, or if the Commission has ordered such a suspension for the protection of shareholders.

NET ASSET VALUE

        The net asset value of the shares of each Portfolio of the Fund is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of shares of the Portfolio outstanding. Expenses are accrued daily, including the investment advisory fee. The Money Market Portfolio attempts to maintain a constant net asset value of $1.00 per share. The net asset values of the Income & Growth, Growth, Small Capitalization, MidCap Growth, Index 500, Select, Small Company Equity, and Core Strategies Portfolios fluctuate based on the respective market value of a Portfolio’s investments. The net asset value per share of each of the Portfolios is determined every business day as of the close of the regular session of the New York Stock Exchange (generally 4:00 p.m. Eastern time), and at such other times as may be necessary or appropriate. The Portfolios do not determine net asset value on certain national holidays or other days on which the New York Stock Exchange is closed: New Year’s Day, Presidents’ Day, Dr. Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Each Portfolio’s net asset value per share is determined by dividing that Portfolio’s total net assets (the value of its assets net of liabilities, including accrued expenses and fees) by the number of shares outstanding.

        The assets of the Income & Growth, Growth, Small Capitalization, MidCap Growth, Index 500, Select, Small Company Equity, and Core Strategies Portfolios are valued as follows: (a) securities for which market quotations are readily available are valued at the most recent closing price, mean between bid and asked price, or yield equivalent as obtained from one or more market makers for such securities; and (b) all other securities and assets for which market quotations are not readily available will be fairly valued by the Advisor in good faith under the supervision of the Board of Directors. Securities primarily traded on foreign securities exchanges are generally valued at the closing values on their respective exchanges where primarily traded. Equity options are generally valued at the last sale price. Exchange-traded fixed income options are valued at the last sale price unless there is no sale price, in which event current prices provided by market makers are used. Over-the-counter fixed income options are valued based upon current prices provided by market makers. Financial futures are valued at the settlement price established each day by the board of trade or exchange on which they are traded. For purposes of determining the net asset value all assets and liabilities initially expressed in foreign currency values will be converted into United States dollar values based on current currency exchange rates. If an event were to occur after the value of an investment was so established but before the net asset value per share was determined which was likely to materially change the net asset value, then the instrument would be valued using fair value consideration by the Directors or their delegates.

        The Money Market Portfolio’s assets, including securities subject to repurchase agreements, are normally valued at their amortized cost which does not take into account unrealized capital gains or losses. This involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price that would be received upon sale of the instrument.

TAXES

        The Portfolios intend to continue to qualify as a “regulated investment company” under the provisions of Subchapter M of the Internal Revenue Code (the “Code”). If for any reason the Fund should fail to qualify, it would be taxed as a corporation at the Fund level, rather than passing through its income and gains to shareholders.

        Any distributions of a Portfolio’s net investment income or realized net capital gains are normally paid once a year (distributions of net investment income are paid by the Money Market Portfolio monthly). However, the Portfolios do not intend to make any such distributions unless available capital loss carryovers, if any, have been used or have expired. Capital loss carryforwards as of December 31, 2002 were as follows:

Income & Growth	$25,692,960
Growth	$59,438,284
Small Capitalization	$49,550,280
MidCap Growth	$21,893,317
Index 500	$17,284,668
Money Market	--
Select	$2,031,314
Small Company Equity	$313,341

        Since the shareholders of the Portfolios are Insurance Companies, this Statement of Additional Information does not contain a discussion of the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of annuity or life insurance policies, see the prospectus for the policies.

CALCULATION OF YIELD AND TOTAL RETURN

YIELD (MONEY MARKET):

        From time to time the Money Market Portfolio advertises its “yield” and “effective yield.” Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the Money Market Portfolio refers to the actual income generated by an investment in the Portfolio over a particular base period of time. If the base period is less than one year, the yield is then “annualized.” That is, the net change, exclusive of capital changes, in the value of a share during the base period is divided by the net asset value per share at the beginning of the period, and the result is multiplied by 365 and divided by the number of days in the base period. Capital changes excluded from the calculation of yield are: (1) realized gains and losses from the sale of securities, and (2) unrealized appreciation and depreciation. The Money Market Portfolio’s “effective yield” for a seven-day period is its annualized compounded yield during the period, calculated according to the following formula:

Effective yield = [(base period return) + 1]365/7 — 1

        The “effective yield” is calculated like yield, but assumes reinvestment of earned income. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. For the seven-day period ended December 31, 2002, Money Market’s yield was 1.24% and its effective yield was 1.24%.

        The yield of the Money Market Portfolio will fluctuate in response to changes in interest rates and general economic conditions, portfolio quality, portfolio maturity, and operating expenses. Yield is not fixed or insured and therefore is not comparable to a savings or other similar type of account. Yield during any particular time period should not be considered an indication of future yield. It is, however, useful in evaluating a Portfolio’s performance in meeting its investment objective.

TOTAL RETURN AND OTHER QUOTATIONS:

        The Portfolios may each advertise “total return.” Total return is computed by taking the total number of shares purchased by a hypothetical $1,000 investment, adding all additional shares purchased within the period with reinvested dividends and distributions, calculating the value of those shares at the end of the period, and dividing the result by the initial $1,000 investment. For periods of more than one year, the cumulative total return is then adjusted for the number of years, taking compounding into account, to calculate average annual total return during that period.

        Total return is computed according to the following formula:

P(1 + T)n = ERV

where P = a hypothetical initial payment of $10,000; T = total return; n = number of years; and ERV = the ending redeemable value of a hypothetical $10,000 payment made at the beginning of the period. Total return is historical in nature and is not intended to indicate future performance.

        Information on the annual returns and the long-term performance for each Portfolio is provided in the Portfolio’s Prospectus.

        Total return, like yield and net asset value per share, fluctuates in response to changes in market conditions. Neither total return nor yield for any particular time period should be considered an indication of future return.

DIRECTORS AND OFFICERS

        The Fund’s Board of Directors supervises the Fund’s activities and reviews its contracts with companies that provide it with services. Business information is provided below about the Directors.

(Not   Applicable   to  Officers)

# of

Position

Position

Calvert

Name &

With

Start

Principal Occupation

Portfolios

Other

Date of Birth

Fund

Date

During Last 5 Years

Overseen

Directorships

WILLIAM J. ATHERTON DOB: 01/15/39	Director & President	1999	President and Director of Ameritas Variable Life Insurance Company, a subsidiary of Ameritas Life and Ameritas Acacia Mutual Holding Company, which manufactures and distributes variable and fixed life and annuity policies. He was formerly President and Director of North American Security Life Insurance Company of Boston, MA.	18	AMAL Corporation

FRANK H. BLATZ, JR., Esq. DOB: 10/29/35	Director	1982	Attorney in private practice in Fanwood, NJ. From 1996 to 1999 he was a partner in the law firm of Snevily, Ely, Williams, Gurrieri & Blatz and prior to that a partner with Abrams, Blatz, Gran, Hendricks & Reina, P.A.	30

THOMAS C. GODLASKY DOB: 10/30/55	Director	1999	Executive Vice President and Chief Investment Officer of AmerUs Group and President of AmerUS Capital Management, Inc. He was formerly a Manager of Fixed Income products at Providian Corp. He is also a Chartered Financial Analyst.	18

AmerUs Home Equity

AmerUs Annuity Group

Ameritas Variable Life Insurance Co.

Ameritas Investment Corporation

AmerUs Group Foundation

Bankers Life Insurance Co. of New York

Inflective Asset Mgmt.

AmerUs Capital Mgmt.

ALICE GRESHAM DOB: 05/17/50	Director	1999	Dean and Professor at Howard University School of Law. She was formerly Deputy Director of the Association of American Law Schools.	18	The Levine School of Music Council on Legal Education Opportunity

(Not   Applicable   to  Officers)

# of

Position

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Calvert

Name &

With

Start

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Portfolios

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Date of Birth

Fund

Date

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Overseen

Directorships

BARBARA J. KRUMSIEK DOB: 08/09/52	Director & Chair-person	1997	President, Chief Executive Officer and Vice Chairman of Calvert Group, Ltd. Prior to joining Calvert in 1997, Ms. Krumsiek had served as a Managing Director of Alliance Fund Distributors, Inc.	39	Calvert Foundation

M. CHARITO KRUVANT

DOB: 12/08/45	Director	1999	President and CEO of Creative Associates International, Inc., a firm that specializes in human resources development, information management, public affairs and private enterprise development.	30	Acacia Federal Savings Bank

CYNTHIA MILLIGAN DOB: 04/11/46	Director	1999	Dean, College of Business Administration, University of Nebraska, Lincoln. Formerly, she was the President and Chief Executive Officer for CMA, a consulting firm for financial institutions.	18	Wells Fargo Company Gallup, Inc. W.K. Kellogg Foundation Raven Industries Omaha Branch of Kansas City Federal Reserve Bank

ARTHUR J. PUGH

DOB: 09/24/37	Director	1982	Retired executive.	30	Acacia Federal Savings Bank

SUSAN WALKER BENDER, Esq. DOB: 01/29/59	Officer	1988	Assistant Vice-President and Associate General Counsel of Calvert Group, Ltd.

IVY WAFFORD DUKE, Esq. DOB: 09/07/68		1996	Assistant Vice-President and Associate General Counsel of Calvert Group, Ltd.

DANIEL K. HAYES DOB: 09/09/50	Officer	1996	Vice President of Calvert Asset Management Company, Inc.

HUI PING HO, CPA DOB: 01/06/65	Officer	2000	Tax Compliance Manager of Calvert Group, Ltd. and Assistant Fund Treasurer.

(Not   Applicable   to  Officers)

# of

Position

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Name &

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Principal Occupation

Portfolios

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Date of Birth

Fund

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During Last 5 Years

Overseen

Directorships

GREGORY J. KEIFER DOB: 08/22/64	Officer	2003

Compliance Officer and Assistant Secretary of Calvert Group, Ltd. Prior to working at Calvert Group, Mr. Keifer was Assistant Director of Compliance with Legg Mason Wood Walker, Incorporated and a senior compliance analyst with BISYS Fund Services.

LANCELOT A. KING, Esq. DOB: 07/19/70	Officer	2002

Assistant Secretary and Assistant General Counsel of Calvert Group, Ltd. Prior to working at Calvert Group, Mr. King was an associate with Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, and also with Kirkpatrick & Lockhart.

RENO J. MARTINI DOB: 01/13/50	Officer	1990	Senior Vice President of Calvert Group, Ltd., and Senior Vice President and Chief Investment Officer of Calvert Asset Management Company, Inc.

ROBERT J. O'MEARA DOB: 12/12/62	Officer	1999	Assistant Vice President, Investment Funds Administrator and Budget Administrator of Ameritas Variable Life Insurance Company. Prior to that he was Finance Officer for First National Bank of Omaha.

WILLIAM M. TARTIKOFF, Esq. DOB: 08/12/47	Officer	1990	Senior Vice President, Secretary, and General Counsel of Calvert Group, Ltd.

RONALD M. WOLFSHEIMER, CPA DOB: 07/24/52	Officer	1982	Senior Vice President and Chief Financial Officer of Calvert Group, Ltd. and Fund Treasurer.

MICHAEL V. YUHAS JR., CPA DOB: 08/04/61	Officer	1999	Director of Fund Administration of Calvert Group, Ltd. and Fund Controller.

        The address of Directors and Officers is 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814. Directors and Officers of the Fund as a group own less than 1% of any class of each Portfolio’s outstanding shares. Ms. Krumsiek is an interested person of the Fund since she is an officer and director of the Fund’s Advisor and its affiliates. Mr. Atherton is an interested person of the Fund since he is an officer of an affiliated company of the Fund’s Advisor. Mr. Godlasky is an interested person of the Fund since he is a director of the Fund’s Advisor and its affiliates.

        The Board of Directors has one standing Committee. The Audit Committee’s function is to recommend to the Board independent accountants to conduct the annual audit of the Fund’s financial statements; review with the independent accountants the outline, scope, and results of the annual audit; and review the performance and fees charged by the independent accountants for professional services. In addition, the Audit Committee meets with the independent accountants and representatives of management to review accounting activities and areas of financial reporting and control. The Committee met seven times during the past fiscal year. The Disinterested Directors of the Board (Mesdames Gresham, Milligan and Kruvant, and Messrs. Blatz, and Pugh) comprise the Audit Committee.

         The Directors owned shares in the Fund and in all Calvert Funds for which they serve on the Board, in the following amounts as of December 31, 2002:

Name of Director	Dollar Range of Equity Securities in the Fund (applies to each Portfolio)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Director in Calvert Family of Funds
William J. Atherton	none	none
Frank H. Blatz, Jr.	none	> $100,000
Thomas C. Godlasky	none	none
Alice Gresham	none	none
M. Charito Kruvant	none	$10,000 - $50,000
Cynthia Milligan.	none	none
Arthur J. Pugh	none	$50,001 - $100,000
Barbara J. Krumsiek	none	> $100,000

Director Compensation Table
Fiscal Year 2002 (unaudited numbers) Name of Director	Aggregate Compensation from Registrant for Service as Director	Pension or Retirement Accrued as part of Registrant Expenses	Total Compensation from Benefits Registrant and Fund Complex paid to Director*
Frank H. Blatz, Jr.	$13,750	$13,750	$56,000
Alice Gresham	$24,750	--	$24,750
M. Charito Kruvant	$13,750	$8,250	$56,000
Cynthia H. Milligan	$24,750	$24,750	$24,750
Arthur J. Pugh	$16,000	$16,000	$60,500

*Messrs.     Blatz and Pugh, and Ms. Kruvant have chosen to defer a portion of their compensation. As of December 31, 2002, their total deferred compensation, including dividends and capital appreciation, was: $962,939; $242,772; and $126,643; respectively. The Fund Complex had ten (10) registered investment companies on December 31, 2002.

INVESTMENT ADVISOR AND SUBADVISORS

        The Fund’s Investment Advisor is Ameritas Investment Corp. (“AIC”), 5900 “O” Street, 4th Floor, Lincoln, Nebraska 68510-1889. AIC is registered as an investment advisor under the Investment Advisors Act of 1940 and also is registered as a broker dealer under the Securities Exchange Act of 1934. AIC serves as the underwriter of variable products issued by its affiliates, Ameritas Variable Life Insurance Company and Ameritas Life Insurance Corp.

        The Advisor receives monthly advisory fees based on the following annual rates of the respective Portfolio’s average daily net assets:

Income & Growth	0.625%
Growth	0.75%
Small Capitalization	0.85%
MidCap Growth	0.80%
Index 500	0.24%
Money Market	0.20%
Select	0.92%
Small Company Equity	1.12%
Core Strategies	_____%

         The Advisor has contractually agreed to limit annual portfolio operating expenses through December 31, 2003 as reflected in the table below:

Income & Growth	.78%
Growth	.89%
Small Capitalization	1.00%
MidCap Growth	.94%
Index 500.38%
Money Market	.36%
Select	1.50%
Small Company Equity	1.50%
Core Strategies	_____%

        For the periods ended December 31, 2000, 2001, and 2002, AIC received investment advisory fees as follows:

	2000	2001	2002
Income & Growth	$580,602	$494,147	$340,115
Growth	$1,516,707	$1,112,199	$739,994
Small Capitalization	$994,040	$533,217	$359,785
MidCap Growth	$865,235	$837,231	$584,602
Index 500	$482,241	$381,854	$286,862
Money Market	$322,748	$360,818	$357,823
Select	N/A	$113,696	$231,333
Small Company Equity	N/A	$77,898	$187,598

        For the periods ended December 31, 2000, 2001, and 2002, the Portfolios received expense reimbursements from AIC as follows:

	2000	2001	2002
Income & Growth	$53,497	$11,402	$59,896
Growth	$99,972	$0	$41,285
Small Capitalization	$73,692	$51,858	$44,272
MidCap Growth	$68,210	$15,256	$74,831
Index 500	$188,394	$80,084	$111,828
Money Market	$47,644	($52,319)*	$16,998
Select	N/A	$0	$0
Small Company Equity	N/A	$28,377	$30,613

* Portfolio paid expense recaptures to AIC.

        In reapproving the investment advisory agreement, the Board of Directors considered on a Fund-by-Fund basis the following factors: the nature and quality of the services provided by the advisor; the advisor’s personnel and operations; the advisor’s financial condition; the level and method of computing each Portfolio’s management fee; comparative performance, fee and expense information for each of the Portfolios; the direct and indirect benefits derived by the advisor from the relationship with the Funds, such as investment research the advisor receives in connection with the Portfolios’ brokerage commissions, selling concessions and/or discounts in fixed-pricing offerings; the effect of each Portfolio’s growth and size on the Portfolio’s performance and expenses; and any possible conflicts of interest. In reviewing the overall profitability of the management fee to the Portfolios’ advisor, the Board also considered the fact that affiliates provide shareholder servicing and administrative services to the Portfolios for which they receive compensation.

Subadvisors

        AIC has retained Fred Alger Management, Inc. as Subadvisor for Income & Growth, Growth and MidCap Growth Portfolios. Fred Alger Management, Inc. is owned by Alger Inc., which in turn is owned by Alger Associates, Inc., a financial services holding company. Fred M. Alger, III is the majority shareholder of Alger Associates, Inc. and may be deemed to control that company and its subsidiaries. It receives a subadvisory fee, paid by the Advisor, of 0.355%, 0.48% and 0.53%, respectively, of each Portfolio’s average daily net assets.

        AIC has retained SSgA Funds Management, Inc. as Subadvisor for the Index 500 Portfolio. It is a subsidiary of State Street Bank and Trust. It receives a subadvisory fee, paid by the Advisor, of 0.05 % of the Portfolio’s average daily net assets.

        AIC has retained Calvert Asset Management Company, Inc. as Subadvisor for the Money Market Portfolio. Calvert Asset Management Company, Inc. is a subsidiary of Calvert Group, Ltd., which is a subsidiary of Acacia Mutual Life Insurance Company of Washington, D.C. (“Acacia”). Acacia, in turn, is a subsidiary of Ameritas Acacia Mutual Holding Company. It receives a subadvisory fee, paid by the Advisor, of 0.15% of the Portfolio’s average daily net assets.

        AIC has retained Harris Associates L.P. as Subadvisor for the Select Portfolio. Harris Associates is a limited partnership managed by its general partner, Harris Associates, Inc., which is a wholly-owned subsidiary of CDC Asset Management – North America, the investment management arm of France’s Caisse des Depots Group. It receives a subadvisory fee, paid by the Advisor, of 0.65% of the Portfolio’s average daily net assets.

        AIC has retained David L. Babson & Company Inc. as Subadvisor for the Small Company Portfolio. David L. Babson & Company is a wholly owned subsidiary of DLB Acquisition Corp., a holding company that is a majority-owned subsidiary of MassMutual Holding Trust I, which in turn is a holding company and wholly owned subsidiary of MassMutual Holding Company, a holding company and a wholly owned subsidiary of MassMutual, a mutual life insurance company. It receives a subadvisory fee, paid by the Advisor, of 0.85% of the Portfolio’s average daily net assets.

        AIC has retained John McStay Investment Counsel as Subadvisor for the Small Capitalization Portfolio. John McStay Investment Counsel is organized as a limited partnership based in Dallas, Texas. AIG Global Investment Group, Inc., is the general partner and there are fifteen limited partners. It receives a subadvisory fee, paid by the Advisor, of 0.75% of the Portfolio’s average daily net assets.

        AIC has retained Thornburg Investment Management, Inc. as Subadvisor for the Core Strategies Portfolio. Thornburg Investment Management, Inc. is a limited partnership, which consists of eleven limited partners, with Garrett Thornburg maintaining the controlling interest, and serving as the Chairman. It receives a subadvisory fee, paid by the Advisor, of 0.40% of the Portfolio’s average daily net assets.

        The Board of Directors reapproved the existing investment subadvisory agreements between each of the sub-advisors and the advisor based on a number of factors relating to each subadvisor’s ability to perform under its sub-advisory agreement. These factors included: the subadvisor’s management style and long-term performance record; each Portfolio’s performance record; the subadvisor’s current level of staffing and its overall resources; the subadvisor’s financial condition; the subadvisor’s compliance systems, and any disciplinary history.

        The Fund has received an exemptive order to permit the Fund and the Advisor to enter into and materially amend an Investment Subadvisory Agreement without shareholder approval. Authorization for the Advisor to act on the order with respect to the other Portfolios is currently pending shareholder approval. If approved, then within 90 days of the hiring of any Subadvisor or the implementation of any proposed material change in an Investment Subadvisory Agreement, the Portfolio will furnish its shareholders information about the new Subadvisor or Investment Subadvisory Agreement that would be included in a proxy statement. Such information will include any change in such disclosure caused by the addition of a new Subadvisor or any proposed material change in the Investment Subadvisory Agreement of the Portfolio. The Portfolio will meet this condition by providing shareholders, within 90 days of the hiring of the Subadvisor or implementation of any material change to the terms of an Investment Subadvisory Agreement, with an information statement to this effect.

ADMINISTRATIVE SERVICES AGENT

        Calvert Administrative Services Company (“CASC”), a subsidiary of Calvert Group, Ltd., has been retained by the Fund to provide certain administrative services necessary to the conduct of its affairs, including the preparation of regulatory filings and shareholder reports. For providing such services, CASC receives an annual administrative service fee payable monthly of 0.05% of each Portfolio’s net assets or a minimum of $50,000 per Portfolio.

        The annual administrative service fee paid for the periods ended December 31, 2000, 2001, and 2002, was as follows:

	2000	2001	2002
Income & Growth	$50,000	$50,000	$50,000
Growth	$101,114	$74,147	$50,000
Small Capitalization	$58,473	$50,000	$50,000
MidCap Growth	$54,077	$52,327	$50,000
Index 500	$100,467	$79,553	$59,800
Money Market	$80,687	$90,204	$89,456
Select	N/A	$26,595*	$50,000
Small Company Equity	N/A	$26,075*	$50,000

* The minimum was waived for Select and Small Company Equity Portfolios from inception (January 2, 2001) through June 30, 2001.

TRANSFER AND SHAREHOLDER SERVICING AGENT

         National Financial Data Services, Inc. (“NFDS”), 1004 Baltimore, 6th Floor, Kansas City, Missouri 64105, a subsidiary of State Street Bank & Trust, has been retained by the Fund to act as transfer agent and dividend disbursing agent. These responsibilities include: responding to certain shareholder inquiries and instructions, crediting and debiting shareholder accounts for purchases and redemptions of Fund shares and confirming such transactions, and daily updating of shareholder accounts to reflect declaration and payment of dividends.

         Calvert Shareholder Services, Inc. (“CSSI”), 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, a subsidiary of Calvert Group, Ltd. and Acacia Mutual, has been retained by the Fund to act as shareholder servicing agent. Shareholder servicing responsibilities include responding to shareholder inquiries and instructions concerning their accounts, entering any telephoned purchases or redemptions into the NFDS system, maintenance of broker-dealer data, and preparing and distributing statements to shareholders regarding their accounts.

         For these services, CSSI and NFDS may receive a fee based on the number of shareholder accounts in each Portfolio. CSSI may contract with subagents to provide recordkeeping and sub-accounting services to the Funds.

INDEPENDENT AUDITORS AND CUSTODIANS

        KPMG LLP, located at 1601 Market Street, Philadelphia, Pennsylvania, 19103, was selected by the Board of Directors to serve as independent auditors for fiscal years 2002 and 2003. State Street Bank and Trust Company, N.A., 225 Franklin Street, Boston, Massachusetts 02110, serves as custodian of the Fund’s investments. Allfirst Financial, Inc., 25 South Charles Street, Baltimore, Maryland 21203 also serves as custodian of certain of the Fund’s cash assets. The custodians have no part in deciding the Fund’s investment policies or the choice of securities that are to be purchased or sold for the Fund’s Portfolios.

METHOD OF DISTRIBUTION

        AIC also serves as the principal underwriter and distributor for the Fund. Under the terms of its underwriting agreement with the Fund, AIC markets and distributes the Fund’s shares and is responsible for preparing advertising and sales literature, and printing and mailing prospectuses to prospective investors. AIC is entitled to compensation for services performed and expenses assumed. Payments to AIC may be authorized by the Fund’s Board of Directors from time to time in accordance with applicable law. No payments were authorized in 2002. AIC is responsible for paying (i) all commissions or other fees to its associated persons which are due for the sale of the Policies, and (ii) any compensation to other broker-dealers and their associated persons due under the terms of any sales agreement between AIC and the broker-dealers. As the Advisor and Distributor, AIC, at its own expense, may incur costs or pay expenses associated with the distribution of the Fund’s shares.

PORTFOLIO TRANSACTIONS

        Portfolio transactions are undertaken on the basis of their desirability from an investment standpoint. The Fund’s Advisor and Subadvisors make investment decisions and the choice of brokers and dealers under the direction and supervision of the Fund’s Board of Directors.

        Broker-dealers who execute portfolio transactions on behalf of the Fund are selected on the basis of their execution capability and trading expertise considering, among other factors, the overall reasonableness of the brokerage commissions, current market conditions, size and timing of the order, difficulty of execution, per share price, market familiarity, reliability, integrity, and financial condition, subject to the Advisor/Subadvisor obligation to seek best execution. The Advisor or Subadvisor(s) may also consider sales of Fund shares as a factor in the selection of brokers.

        For the last three fiscal years, total brokerage commissions paid are as follows:

	2000	2001	2002
Income & Growth	$191,424	$165,532	$444,329
Growth	$303,145	$295,627	$759,308
Small Capitalization	$112,993	$244,328	$215,744
MidCap Growth	$121,585	$216,653	$763,387
Index 500	$44,520	$10,104	$19,413
Money Market	$0	$0	$0
Select	N/A	$42,159	$31,214
Small Company Equity	N/A	$17,930	$48,531

        For the last three fiscal years, Income & Growth, Growth, Small Capitalization and MidCap Growth paid brokerage commissions to Fred Alger & Company, Incorporated, the parent company of Fred Alger Management, Inc. as follows:

	2000	2001	2002
Income & Growth	$191,424	$165,346	$335,107
Growth	$302,662	$294,312	$554,114
Small Capitalization	$104,068	$114,985	$0
MidCap Growth	$116,929	$214,100	$446,617

        For the fiscal years ended December 31, 2001, and December 31, 2002, Select paid brokerage commissions of $34,621 and $14,502, respectively, to Harris Securities, L.P. Harris Associates L.P. is affiliated with and a limited partner of Harris Associates Securities, L.P.

        For the fiscal year ended December 31, 2002, aggregate brokerage commissions paid to Fred Alger & Company, Incorporated are as follows:

	2002 (as a % of total commissions)	2002 (as a % of total $ amount of transactions)
Income & Growth	75%	83%
Growth	73%	81%
Small Capitalization	0%	0%
MidCap Growth	59%	68%

        For the fiscal year ended December 31, 2002, aggregate brokerage commissions paid to Harris Associates Securities, L.P. represented 46% of Select’s total commissions, and 51% of the total dollar amount of commission transactions.

        While the Fund’s Advisor and Subadvisor(s) select brokers primarily on the basis of best execution, in some cases they may direct transactions to brokers based on the quality and amount of the research and research-related services which the brokers provide to them. These research services include advice, either directly or through publications or writings, as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; furnishing of analyses and reports concerning issuers, securities or industries; providing information on economic factors and trends; assisting in determining portfolio strategy; providing computer software used in security analyses; providing portfolio performance evaluation and technical market analyses; and providing other services relevant to the investment decision making process. Other such services are designed primarily to assist the Advisor in monitoring the investment activities of the Subadvisor(s) of the Fund. Such services include portfolio attribution systems, return-based style analysis, and trade-execution analysis. The Advisor may also direct selling concessions and/or discounts in fixed-price offerings for research services.

        If, in the judgment of the Advisor or Subadvisor(s), the Fund or other accounts managed by them will be benefited by supplemental research services, they are authorized to pay brokerage commissions to a broker furnishing such services which are in excess of commissions which another broker may have charged for effecting the same transaction. It is the policy of the Advisor that such research services will be used for the benefit of the Fund as well as other Calvert funds and managed accounts.

        For the fiscal year ended December 31, 2002, the Advisor directed brokerage for research services in the following amounts:

	Amount of Transactions	Related Commissions
Income & Growth	38,700 shares	$1,935
Growth	102,200 shares	$5,110
Small Capitalization	668,000 shares	$36,739
MidCap Growth	165,000 shares	$8,250
Index 500	--	--
Select	--	--
Small Company Equity	70,118 shares	$4,055

        The Portfolio turnover rates for the last two fiscal years are as follows:

	2001	2002
Income & Growth	100%	270%
Growth	84%	239%
Small Capitalization	252%	140%
MidCap Growth	137%	325%
Index 500	6%	9%
Select	14%	16%
Small Company Equity	75%	46%

        No Portfolio turnover rate can be calculated for Money Market due to the short maturities of the instruments purchased. Portfolio turnover should not affect the income or net asset value of Money Market because brokerage commissions are not normally charged on the purchase or sale of money market instruments.

PERSONAL SECURITIES TRANSACTIONS

        The Fund, its Advisor, and principal underwriter have adopted a Code of Ethics pursuant to Rule 17j-1 of the Investment Company Act of 1940. The Code of Ethics is designed to protect the public from abusive trading practices and to maintain ethical standards for access persons as defined in the rule when dealing with the public. The Code of Ethics permits the Fund’s investment personnel to invest in securities that may be purchased or held by the Fund. The Code of Ethics contains certain conditions such as pre-clearance and restrictions on use of material information.

GENERAL INFORMATION

        The Fund is an open-end, management investment company, incorporated in Maryland on September 27, 1982. The Income & Growth, Growth, Small Capitalization, MidCap Growth, and Core Strategies Portfolios are diversified. The Index 500, Money Market, Select, and Small Company Equity Portfolios are non-diversified. The Fund issues separate stock for each Portfolio. Shares of each of the Portfolios have equal rights with regard to voting, redemptions, dividends, distributions, and liquidations. No Portfolio has preference over another Portfolio. The Insurance Companies and the Fund’s shareholders will vote Fund shares allocated to registered separate accounts in accordance with instructions received from policyholders. Under certain circumstances, which are described in the accompanying prospectus of the variable life or annuity policy, the voting instructions received from variable life or annuity policyholders may be disregarded.

        All shares of common stock have equal voting rights (regardless of the net asset value per share) except that only shares of the respective portfolio are entitled to vote on matters concerning only that portfolio. Pursuant to the Investment Company Act of 1940 and the rules and regulations thereunder, certain matters approved by a vote of all shareholders of the Fund may not be binding on a portfolio whose shareholders have not approved that matter. Each issued and outstanding share is entitled to one vote and to participate equally in dividends and distributions declared by the respective portfolio and, upon liquidation or dissolution, in net assets of such portfolio remaining after satisfaction of outstanding liabilities. The shares of each portfolio, when issued, will be fully paid and non-assessable and have no preemptive or conversion rights. Holders of shares of any portfolio are entitled to redeem their shares as set forth above under “Purchase and Redemption of Shares.” The shares do not have cumulative voting rights and the holders of more than 50% of the shares of the Fund voting for the election of directors can elect all of the directors of the Fund if they choose to do so and in such event the holders of the remaining shares would not be able to elect any directors.

        The Fund’s Board of Directors has adopted a “proportionate voting” policy, meaning that Insurance Companies will vote all of the Fund’s shares, including shares the Insurance Companies hold, in return for providing the Fund with its capital and in payment of charges made against the variable annuity or variable life separate accounts, in proportion to the votes received from contractholders or policyowners.

        The Fund is not required to hold annual policyholder meetings, but special meetings may be called for certain purposes such as electing Directors, changing fundamental policies, or approving a management contract. As a policyholder, you receive one vote for each share you own.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

        As of April 2, 2003, the following shareholders owned 5% or more of the outstanding voting securities of the Fund as shown:

Name and Address	% of Ownership
Ameritas Income & Growth
Ameritas Variable Life Insurance Co. Account 6083323 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	79.50%
Ameritas Variable Life Insurance Co. Account 6083321 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	20.50%
Ameritas Growth
Ameritas Variable Life Insurance Co. Account 6083323 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	73.36%
Ameritas Variable Life Insurance Co. Account 6083321 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	26.38%
Ameritas Small Capitalization
Ameritas Variable Life Insurance Co. Account 6083323 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	63.00%
Ameritas Variable Life Insurance Co. Account 6083321 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	36.70%
Ameritas MidCap Growth
Ameritas Variable Life Insurance Co. Account 6083323 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	74.13%
Ameritas Variable Life Insurance Co. Account 6083321 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	25.64%
Ameritas Index 500
Ameritas Variable Life Insurance Co. Account 6083323 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	78.42%
Ameritas Variable Life Insurance Co. Account 6083321 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	21.46%
Ameritas Money Market
Ameritas Variable Life Insurance Co. Account 6083323 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	81.03%
Ameritas Variable Life Insurance Co. Account 6083321 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	18.97%
Ameritas Select
Ameritas Variable Life Insurance Co. Account 6083323 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	85.27%
Ameritas Variable Life Insurance Co. Account 6083321 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	14.73%>
Ameritas Small Company Equity
Ameritas Variable Life Insurance Co. Account 6083323 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	83.99%
Ameritas Variable Life Insurance Co. Account 6083321 c/o Finance, Attn: Mari Burch 5900 O St Lincoln, NE 68510-2252	16.01%

APPENDIX

Corporate Bond Ratings

Moody’s Investors Service Inc.‘s/Standard & Poor’s municipal bond ratings:

        Aaa/AAA: Best quality. These bonds carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. This rating indicates an extremely strong capacity to pay principal and interest.

        Aa/AA: Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, fluctuation of protective elements may be of greater amplitude, or there may be other elements present which make long-term risks appear somewhat larger than in Aaa securities.

        A/A: Upper-medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which make the bond somewhat more susceptible to the adverse effects of circumstances and economic conditions.

        Baa/BBB: Medium grade obligations; adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

        Ba/BB, B/B, Caa/CCC, Ca/CC: Debt rated in these categories is regarded as predominantly speculative with respect to capacity to pay interest and repay principal. There may be some large uncertainties and major risk exposure to adverse conditions. The higher the degree of speculation, the lower the rating.

        C/C: This rating is only for no-interest income bonds.

        D: Debt in default; payment of interest and/or principal is in arrears.

Commercial Paper Ratings

Moody’s Investors Services, Inc.

        A Prime rating is the highest commercial paper rating assigned by Moody’s Investors Service, Inc. Issuers rated Prime are further referred to by use of numbers 1, 2, and 3 to denote relative strength within this highest classification. Among the factors considered by Moody’s in assigning ratings for an issuer are the following: (1) management; (2) economic evaluation of the inherent uncertain areas; (3) competition and customer acceptance of products; (4) liquidity; (5) amount and quality of long-term debt; (6) ten-year earnings trends; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations.

Standard & Poor’s Corporation

        Commercial paper rated A by Standard & Poor’s Corporation has the following characteristics: Liquidity ratios are better than the industry average. Long term senior debt rating is “A” or better. In some cases BBB credits may be acceptable. The issuer has access to at least two additional channels of borrowing. Basic earnings and cash flow have an upward trend with allowance made for unusual circumstances. Typically, the issuer’s industry is well established, the issuer has a strong position within its industry and the reliability and quality of management is unquestioned. Issuers rated A are further referred to by use of numbers 1, 2, and 3 to denote relative strength within this classification.

INVESTMENT ADVISOR

Ameritas Investment Corp. (AIC)5900
“O” Street, 4th FloorLincoln,
Nebraska 68510-1889

SHAREHOLDER SERVICESCalvert
Shareholder Services, Inc.4550
Montgomery Avenue

Suite 1000NBethesda,
Maryland 20814

PRINCIPAL UNDERWRITER

Ameritas Investment Corp. (AIC)5900
“O” Street, 4th FloorLincoln,
Nebraska 68510-1889

TRANSFER AGENT

National Financial Data Services, Inc.330
West 9th StreetKansas
City, Missouri 64105

INDEPENDENT ACCOUNTANTS

KPMG LLP

1601 Market StreetPhiladelphia,
PA 19103

PART C. OTHER INFORMATION

Item 23. Exhibits:

99.B.1 a. Restated Articles of Incorporation of Acacia Capital Corporation, incorporated by reference to Post-Effective Amendment No. 31, dated 4/25/96, accession number 0000708950-96-000005.

    b.        Articles Supplementary of Acacia Capital Corporation, incorporated by reference to Post-Effective Amendment No. 31, dated 4/25/96, accession number 0000708950-96-000005.

    c.        Articles Supplementary of Acacia Capital Corporation incorporated by reference to Post-Effective Amendment No. 32, dated 4/22/97, accession number 0000708950-97-000006.

    d.        Articles of Amendment of Acacia Capital Corporation to change name to Calvert Variable Series, Inc., and to change the name of each series, incorporated by reference to Post-Effective Amendment No. 33, dated 2/12/98, accession number 0000708950-98-000002.

99.B2 Amended By-laws of Calvert Variable Series, Inc., incorporated by reference to Post-Effective Amendment No. 37, dated 4/30/99, accession number 0000708950-99-000009.

99.B5 Investment Advisory Agreements for Ameritas Investment Corp. and Calvert Asset Management Company, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013. Amended Schedule A to the Investment Advisory Agreement Restated December 2001 for Calvert Asset Management Company, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013. Amended Schedule A and Schedule B to the Investment Advisory Agreement for Thornburg Investment Management, Inc., filed herewith.

99.B5.a Subadvisory Agreement with Atlanta Capital, incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.b Subadvisory Agreement with SSgA Funds Management, Inc. (Social Balanced), incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.c Subadvisory Agreement with Grantham, Mayo, Van Otterloo & Co. LLC, incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.d Subadvisory Agreement with Brown Capital Management, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.e Subadvisory Agreement with Awad Asset Management, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.f Subadvisory Agreement with Massachusetts Financial Services Company, incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.g Subadvisory Agreement with Fred Alger Management, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.h Subadvisory Agreement with SSgA Funds Management, Inc. (Ameritas Index 500), incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.i Subadvisory Agreement with Harris Associates L.P., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.j Subadvisory Agreement with David L. Babson & Company Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.k Subadvisory Agreement with John McStay Investment Counsel, LP, incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.l Subadvisory Agreement with Calvert Asset Management Company, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B5.l Subadvisory Agreement with Thornburg Investment Management, Inc., filed herewith.

99.B6 Underwriting Agreements for Ameritas Investment Corp. and Calvert Asset Management Company, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B8 Custodian Agreement, incorporated by reference to Post-Effective Amendment No. 41, dated 4/24/01, accession number 0000708950-01-500042.

99.B9 Deferred Compensation Agreement, incorporated by reference to Post-Effective Agreement No. 31, dated 4/25/96, accession number 0000708950-96-000005.

99.B9a Transfer Agency and Service Agreement for the National Financial Data Services, Inc. and Servicing Agreement for Calvert Shareholder Services, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013. Amended Schedule A to the Servicing Agreement Restated December 5, 2001, incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013. Amended Addendum to Schedule A Servicing Agreement Restated January 1, 2001, incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B9b Administrative Services Agreements for Ameritas Investment Corp. and Calvert Asset Management Company, Inc. filed herewith. Amended Schedule A to the Administrative Services Agreement Restated January 2, 2001 for Calvert Asset Management Company, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B17.b Power of Attorney Forms signed by each Director, incorporated by reference to Post-Effective Amendment No. 47, dated April 29, 2003, accession number 0000708950-03-000003.

99.B18 Code of Ethics for Calvert Asset Management Company, Inc., incorporated by reference to Post-Effective Amendment No. 39, dated April 27, 2000, accession number 0000708950-00-000015.

99.B182 Code of Ethics for Fred Alger Management, Inc., incorporated by reference to Post-Effective Amendment No. 41, dated 4/24/01, accession number 0000708950-01-500042.

99.B183 Code of Ethics for Massachusetts Financial Services Company, incorporated by reference to Post-Effective Amendment No. 41, dated 4/24/01, accession number 0000708950-01-500042.

99.B184 Code of Ethics for SSgA Funds Management, Inc., incorporated by reference to Post-Effective Amendment No. 41, dated 4/24/01, accession number 0000708950-01-500042.

99.B185 Code of Ethics for Harris Associates L.P., incorporated by reference to Post-Effective Amendment No. 41, dated 4/24/01, accession number 0000708950-01-500042.

99.B186 Code of Ethics for David L. Babson & Company Inc., incorporated by reference to Post-Effective Amendment No. 41, dated 4/24/01, accession number 0000708950-01-500042.

99.B187 Code of Ethics for Atlanta Capital Management Company, incorporated by reference to Pre-Effective Amendment No. 42, dated 11/05/01, accession number 0000708950-01-500021.

99.B188 Code of Ethics for Grantham, Mayo, Van Otterloo & Co. LLC, incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B189 Code of Ethics for Brown Capital Management, Inc., incorporated by reference to Post-Effective Amendment No. 46, dated April 24, 2002, accession number 0000708950-02-000013.

99.B1810 Code of Ethics for Awad Asset Management, Inc., incorporated by reference to Post-Effective Amendment No. 47, dated April 29, 2003, accession number 0000708950-03-000003.

99.B1811 Code of Ethics for Ameritas Investment Corp., incorporated by reference to Post-Effective Amendment No. 47, dated April 29, 2003, accession number 0000708950-03-000003.

99.B1812 Code of Ethics for John McStay Investment Counsel, incorporated by reference to Post-Effective Amendment 47, dated April 29, 2003, accession number 0000708950-03-000003.

Item 24. Persons Controlled by or Under Common Control With Registrant

      Not applicable.

Item 25. Indemnification

        Registrant’s By-Laws, Exhibit 2 of this Registration Statement, provides, in summary, that officers and trustees/directors shall be indemnified by Registrant against liabilities and expenses incurred by such persons in connection with actions, suits, or proceedings arising out of their offices or duties of employment, except that no indemnification can be made to such a person if he has been adjudged liable of willful misfeasance, bad faith, gross negligence, or reckless disregard of his duties. In the absence of such an adjudication, the determination of eligibility for indemnification shall be made by independent counsel in a written opinion or by the vote of a majority of a quorum of trustees/directors who are neither “interested persons” of Registrant, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, nor parties to the proceeding.

        Registrant may purchase and maintain liability insurance on behalf of any officer, trustee, director, employee or agent against any liabilities arising from such status. In this regard, Registrant will maintain a Trustees/Directors & Officers (Partners) Liability Insurance Policy with Chubb Group of Insurance Companies, 15 Mountain View Road, Warren, New Jersey 07061, providing Registrant with $5 million in trustees/directors and officers liability coverage, plus $5 million in excess trustees/directors and officers liability coverage for the independent trustees/directors only. Registrant also maintains a $9 million Investment Company Blanket Bond issued by ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont, 05402. The Fund maintains joint coverage with the other Calvert Group Funds, and for the liability coverage, with the Advisor and its affiliated companies (“Calvert operating companies.”) The premium and the coverage are allocated based on a method approved by the disinterested Fund trustees/directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in connection with the successful defense of any action suit or proceeding) is asserted by such Director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act of 1933 and be governed by final adjudication of such issue.

Item 26. Business and Other Connections of Investment Adviser

Name	Name of Company, Principal Business and Address	Capacity
Barbara J. Krumsiek	Calvert Variable Series, Inc. Calvert Municipal Fund, Inc. Calvert World Values Fund, Inc. Investment Companies 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer and Trustee
	Calvert Asset Management Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
	Calvert Group, Ltd. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
	Calvert Shareholder Services, Inc. Transfer Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
	Calvert Administrative Services Co. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
	Calvert Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
Ronald M. Wolfsheimer	First Variable Rate Fund
for Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer
	Calvert Asset Management Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Group, Ltd. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Shareholder Services, Inc. Transfer Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Administrative Services Co. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
	Calvert Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
David R. Rochat	First Variable Rate Fund for Government Income Calvert Tax-Free Reserves Calvert Cash Reserves The Calvert Fund Investment Companies 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Trustee
	Calvert Municipal Fund, Inc. Investment Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
	Calvert Asset Management Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director
	Chelsea Securities, Inc. Securities Firm Post Office Box 93 Chelsea, Vermont 05038	Officer and Director
	Grady, Berwald & Co. Holding Company 43A South Finley Avenue Basking Ridge, NJ 07920	Officer and Director
Reno J. Martini	Calvert Asset Management Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Group, Ltd. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
First Variable Rate Fund
for Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer
Charles T. Nason	Ameritas Acacia Mutual Holding Company Acacia Life Insurance Insurance Companies 7315 Wisconsin Avenue Bethesda, Maryland 20814	Officer and Director
	Acacia Financial Corporation Holding Company 7315 Wisconsin Avenue Bethesda, Maryland 20814	Officer and Director
	Acacia Federal Savings Bank Savings Bank 7600-B Leesburg Pike Falls Church, Virginia 22043	Director
	Enterprise Resources, LLC Business Support Services 7315 Wisconsin Avenue Bethesda, Maryland 20814	Director
	Acacia Realty Square, LLC Realty Investments 7315 Wisconsin Avenue Bethesda, Maryland 20814	Director
	Calvert Group, Ltd. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Director
	Calvert Administrative Services Co. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Director
	Calvert Asset Management Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Director
	Calvert Shareholder Services, Inc. Transfer Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Director
	Calvert Social Investment Fund Investment Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Trustee
	The Advisors Group, Ltd. Broker-Dealer and Investment Advisor 7315 Wisconsin Avenue Bethesda, Maryland 20814	Director
Robert-John H. Sands	Ameritas Acacia Mutual Holding Company Acacia Life Insurance Acacia National Life Insurance	Officer
	Insurance Company 7315 Wisconsin Avenue Bethesda, Maryland 20814	Officer and Director
	Acacia Life Insurance Insurance Company 7315 Wisconsin Avenue Bethesda, Maryland 20814	Officer
	Acacia Financial Corporation Holding Company 7315 Wisconsin Avenue Bethesda, Maryland 20814	Officer and Director
	Acacia Federal Savings Bank Savings Bank 7600-B Leesburg Pike Falls Church, Virginia 22043	Officer
	Enterprise Resources, LLC Business Support Services 7315 Wisconsin Avenue Bethesda, Maryland 20814	Directorv
	Acacia Realty Square, LLC Realty Investments 7315 Wisconsin Avenue Bethesda, Maryland 20814	Director
	The Advisors Group, Ltd. Broker-Dealer and Investment Advisor 7315 Wisconsin Avenue Bethesda, Maryland 20814	Director
	Calvert Group, Ltd. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Director
	Calvert Administrative Services Co. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Director
	Calvert Asset Management, Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Director
<	Calvert Shareholder Services, Inc. Transfer Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Director
William M. Tartikoff	Acacia National Life Insurance Insurance Company 7315 Wisconsin Avenue Bethesda, Maryland 20814	Officer
First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer
	Calvert Group, Ltd. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Administrative Services Company Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Asset Management Co. Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Shareholder Services, Inc. Transfer Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Director and Officer
Susan Walker Bender	Calvert Group, Ltd. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Administrative Services Co. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Asset Management Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Shareholder Services, Inc. Transfer Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer
Ivy Wafford Duke	Calvert Group, Ltd. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Administrative Services Co. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Asset Management Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Shareholder Services, Inc. Transfer Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
	Calvert Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer
Lancelot King	First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer
Mike Yuhas	First Variable Rate Fund
for Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Fund Controller
Hui Ping Ho	First Variable Rate Fund
for Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Assistant Treasurer
Daniel K. Hayes	Calvert Asset Management Co., Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Cash Reserves
Calvert Social Investment Fund
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Municipal Fund, Inc.
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer
John Nichols	Calvert Asset Management Company, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer
Gregory Habeeb	Calvert Asset Management Company, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Item 27. Principal Underwriters

    (a)        Registrant’s principal underwriter underwrites shares of First Variable Rate Fund for Government Income, Calvert Tax-Free Reserves, Calvert Social Investment Fund, Calvert Cash Reserves, The Calvert Fund, Calvert Municipal Fund, Inc., Calvert World Values Fund, Inc., Calvert Social Index Series, Inc., Calvert Variable Series, Inc., and Calvert Impact Fund, Inc.

      (b) Positions of Underwriter’s Officers and Directors

Name and Principal Business Address*	Position(s) with Underwriter	Position(s) with Registrant
Barbara J. Krumsiek	Director and Chief Executive Officer	Director
Ronald M. Wolfsheimer	Director, Senior Vice President and Chief Financial Officer	Treasurer
William M. Tartikoff	Director, Senior Vice President and Secretary	Vice President and Secretary
Craig Cloyed	President	None
Reginald Stanley	Senior Vice President	None
Karen Becker	Vice President of Operations	None
David Leach	Vice President	None
Geoffrey Ashton	Regional Vice President	None
Timothy O'Leary	Regional Vice President	None
Bill Hairgrove	Regional Vice President	None
Anthony Eames	Regional Vice President	None
Steve Himber	Regional Vice President	None
Tanya Williams	Regional Vice President	None
Ben Ogbogu	Regional Vice President	None
Christine Teske	Regional Vice President	None
Jeanine L. Perkins	Regional Vice President	None
Susan Walker Bender	Assistant Secretary	Assistant Secretary and Assistant Vice President
Ivy Wafford Duke	Assistant Secretary	Assistant Secretary and Assistant Vice President
Lancelot King	Assistant Secretary	Assistant Secretary
Hui Ping Ho	Assistant Treasurer	Assistant Treasurer

*4550 Montgomery Avenue Bethesda, Maryland 20814

     (c) Inapplicable.

Item 28. Location of Accounts and Records

      Ronald M. Wolfsheimer, Treasurer
      and
      William M. Tartikoff, Assistant Secretary
      4550 Montgomery Avenue, Suite 1000N
      Bethesda, Maryland 20814

Item 29. Management Services

      Not Applicable

Item 30. Undertakings

      Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Bethesda, and State of Maryland, on the 4th day of September, 2003. CALVERT VARIABLE SERIES, INC. By: _______________**__________________ Barbara J. Krumsiek Director and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
__________**____________ Barbara J. Krumsiek	Director and Chairman	09/04/03
__________**____________ Arthur J. Pugh	Treasurer	09/04/03
__________**____________ Frank H. Blatz, Jr.	Director	09/04/03
__________**____________ William J. Atherton	Director	09/04/03
__________**____________ Alice Gresham Bullock	Director	09/04/03
__________**____________ Thomas C. Godlasky	Director	09/04/03
__________**____________ M. Charito Kruvant	Director	09/04/03
__________**____________ Cynthia H. Milligan	Director	09/04/03

**By Ivy Wafford Duke as Attorney-in-fact, pursuant to Power of Attorney.

/s/ Ivy Wafford Duke